Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

PETTERS GROUP WORLDWIDE, LLC,

PETTERS CONSUMER BRANDS, LLC

and

POLAROID HOLDING COMPANY

January 7, 2005

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ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Section 4.01	Organization and Qualification
Section 4.02	Authority Relative to This Agreement
Section 4.03	No Conflict; Required Filings and Consents.
Section 4.04	Litigation
Section 4.05	Brokers’ and Finders’ Fees
Section 4.06	Financing

ARTICLE V. CONDUCT OF BUSINESSES PENDING THE MERGER

Section 5.01	Conduct of Business by the Company Pending the Merger
Section 5.02	Sale of IDP Business
Section 5.03	Litigation
Section 5.04	Notification of Certain Matters

ARTICLE VI. ADDITIONAL AGREEMENTS

Section 6.01	Company Stockholder Approval
Section 6.02	Preparation of the Proxy Statement
Section 6.03	Access to Information; Confidentiality.
Section 6.04	No Solicitation of Transactions.
Section 6.05	Indemnification; Directors’ and Officers’ Insurance
Section 6.06	Further Action; Consents; Filings.
Section 6.07	Public Announcements
Section 6.08	Resignation of Directors

ARTICLE VII. CONDITIONS TO THE MERGER

Section 7.01	Conditions to the Obligations of Each Party
Section 7.02	Conditions to the Obligations of Purchaser
Section 7.03	Conditions to the Obligations of the Company

ARTICLE VIII. TERMINATION, AMENDMENT AND WAIVER

Section 8.01	Termination
Section 8.02	Effect of Termination
Section 8.03	Waiver
Section 8.04	Termination Fee

ARTICLE IX. GENERAL PROVISIONS

Section 9.01	Survival of Representations and Warranties
Section 9.02	Notices
Section 9.03	Certain Definitions
Section 9.04	Severability
Section 9.05	Assignment; Binding Effect; Benefit
Section 9.06	Amendment
Section 9.07	Incorporation of Exhibits
Section 9.08	Specific Performance

ii

Section 9.09	Governing Law; Forum
Section 9.10	Construction and Interpretation.
Section 9.11	Further Assurances
Section 9.12	Headings
Section 9.13	Counterparts
Section 9.14	Entire Agreement
Section 9.15	Obligation of Parent

Appendix 1	List of Initial Directors and Officers
Exhibit A	Form of Voting Agreement
Exhibit B-1	First Escrow Agreement
Exhibit B-2	Second Escrow Agreement
Exhibit C	Form of Press Release

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 7, 2005 (this “Agreement”), among PETTERS GROUP WORLDWIDE, LCC, a Delaware limited liability company (“Parent”), PETTERS CONSUMER BRANDS, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Purchaser”), and POLAROID HOLDING COMPANY, a Delaware corporation (the “Company”).

W I T N E S S E T H

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “LLC Act”), Purchaser and the Company will enter into a business combination transaction pursuant to which the Purchaser will merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger is advisable, (ii) approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement, and (iii) subject to its fiduciary duties, determined to recommend that the stockholders of the Company (the “Company Stockholders”) approve and adopt this Agreement and the Merger;

WHEREAS, the Board of Governors of Purchaser has (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of Purchaser and advisable to Parent, its sole member, and (ii) approved and adopted this Agreement, the Merger, and the other transactions contemplated by this Agreement;

WHEREAS, as a condition to and as an inducement to Purchaser’s entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, One Equity Partners, LLC (the “Principal Stockholder”) has entered into a voting agreement with Purchaser (a “Voting Agreement”), dated the date hereof and substantially in the form attached hereto as Exhibit A; and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 9.03 of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser and the Company hereby agree as follows:

ARTICLE I.

THE MERGER

Section 1.01           The Merger.  Upon the terms of this Agreement and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the LLC Act, at the Effective Time (as defined in Section 1.02), the Purchaser shall be merged with and into the Company.  As a result of the Merger, the separate existence of the Purchaser shall cease, and the

Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.02           Effective Time; Closing.  As promptly as practicable following the satisfaction or, if permissible by the express terms of this Agreement, waiver of the conditions set forth in Article VII (or such other date as may be agreed by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by (i) filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the LLC Act and (ii) making all other filings and recordings required under the DGCL and the LLC Act.  The term “Effective Time” means the date and time of the filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger).  Immediately prior to the filing of the Certificate of Merger, a closing (the “Closing”) will be held at the offices of Dorsey & Whitney, LLP (“Dorsey”), 250 Park Avenue, New York, New York 10177 (or such other place as the parties may agree).  The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 1.03           Effect of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL and the applicable provisions of the LLC Act.

Section 1.04           Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)           At the Effective Time, the Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation.

(b)           At the Effective Time, the Bylaws of the Company as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation.

Section 1.05           Directors and Officers.  The initial directors of the Surviving Corporation, each to hold office in accordance with the Restated Certificate of Incorporation and Bylaws of the Surviving Corporation, and the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified shall be as set forth on Appendix 1.

Section 1.06           Escrow Arrangements.  Parent, Purchaser and the Company have each entered into (i) an Escrow Agreement dated as of the date hereof with Wells Fargo Bank, N.A., as escrow agent, with respect to the deposit of $40 million, the form of which is attached hereto as Exhibit B-1 (such escrow agreement, being the “First Escrow Agreement”) and (ii) an Escrow Agreement dated as of the date hereof with Wells Fargo Bank, N.A., with respect to the deposit of up to $376 million, the form of which is attached hereto as Exhibit B-2 (such escrow agreement, being the “Second Escrow Agreement,” and collectively with the First Escrow Agreement, being the “Escrow Agreements”).  Each of Parent, Purchaser and the Company agree to comply with the provisions of the Escrow Agreements.

ARTICLE II.

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 2.01           Merger Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

(a)           Each share of common stock of the Company, par value $0.001 per share (the “Company Stock”) issued and outstanding as of the Effective Time (other than (i) shares of Company Stock owned by Purchaser or any direct or indirect subsidiary of Purchaser; and (ii) Dissenting Shares (as defined in Section 2.05)) shall be converted into the right to receive (1) an amount in cash equal to $12.08 per share (the “Merger Consideration”), and (2) subject to the provisions of Section 5.02 hereof, one contingent value right (“CVR”).  Except as provided in this Section 2.01, at the Effective Time, by virtue of the Merger, all shares of Company Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent (i) the right to receive the Merger Consideration and (ii) the CVRs, payable in respect of such shares of Company Stock.

(b)           Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by Purchaser or any direct or indirect wholly owned subsidiary of Purchaser or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)           All outstanding limited liability company interests in Purchaser shall be converted into 3,000 shares of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.02           Exchange of Certificates.

(a)           Paying Agent.  From and after the Effective Time, a bank or trust company to be designated by Purchaser and reasonably acceptable to the Company shall act as paying agent (the “Paying Agent”).  At or before the Effective Time, Parent and Purchaser shall enter into an agreement with the Paying Agent, reasonably satisfactory to the Company. At or before the Effective Time, Purchaser or Parent shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Certificates (as defined below), for use in the payment of the Merger Consideration payable in accordance with Section 2.01, the aggregate Merger Consideration in exchange for all outstanding shares of Company Stock and the cash payable pursuant to Section 2.04(a) with respect to the Company Options.  Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Merger Fund.”  The Paying Agent shall, pursuant to irrevocable instructions of Purchaser and the Company given on the Closing Date, make payments of the Merger Consideration out of the Merger Fund.  Except as contemplated by Section 2.02(g) and Section 5.02(b) hereof, the Merger Fund shall not be used for any other purpose.

(b)           Exchange Procedures.  Promptly after the Effective Time, but in any case no later than five days after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01: (i) a letter of transmittal (a “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Purchaser or the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender for cancellation of the Certificates to the Paying Agent or to such other agent or agents as may be appointed by Purchaser, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled pursuant to Section 2.01, and the Certificates so surrendered shall forthwith be canceled except as set forth in Section 2.05.  Until so surrendered, outstanding Certificates will be deemed from and after the Effective time, for all corporate purposes, to evidence ownership of the right to receive the Merger Consideration and the CVRs attributable to such Certificates.  Notwithstanding the foregoing, the Surviving Corporation shall cause the Paying Agent to deliver a Letter of Transmittal to the Principal Stockholders on the day of the Effective Time and the Principal Stockholders shall be entitled to prompt payment by wire transfer in accordance with the instructions specified in such Letter of Transmittal.

(c)           Transfers or Ownership.  If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificates are registered, it will be a condition of payment thereof that the Certificates so surrendered will be accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid.

(d)           Withholding Rights.  Each of the Paying Agent, the Surviving Corporation and Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax (as defined in Section 3.15(q)) Law.  Company Stockholders shall timely provide the Purchaser, the Paying Agent, or the Surviving Corporation, as the case may be, with a duly executed IRS Form W-9 or W-8 or substitute form, upon reasonable request of the Purchaser, the Paying Agent or the Surviving Corporation or their agents, employees or representatives (it being understood that provision of such form shall not be a condition to Closing).  If Purchaser intends to withhold, or to cause the Paying Agent or the Surviving Corporation to withhold, any amounts pursuant to this Section 2.02(d), then Purchaser shall provide notice in writing to the Company of the amount of such proposed withholding no later than four (4) business days prior to the Closing Date, which withholding amounts shall be subsequently adjusted, as appropriate, upon receipt by the Purchaser, the Paying Agent or the Surviving Corporation, as the case may be, of documentation or certifications, as required by applicable Tax Law in order to avoid such withholding.  To the extent that amounts are so withheld by the Paying Agent, the Surviving

Corporation or Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding were made by the Paying Agent, the Surviving Corporation or Purchaser, as the case may be.

(e)           No liability.  Neither Paying Agent, Purchaser nor the Surviving Corporation shall be liable to any holder of shares of Company Stock for any amount properly and legally delivered to a public official pursuant to any abandoned property, escheat or similar Law (as defined in Section 3.06(a)).

(f)            Investment of Paying Fund.  The Paying Agent shall invest the Merger Fund in a money market account; provided that no such investment or loss thereon shall affect the amounts payable or the timing of payments to the Company Stockholders and holders of Company Options pursuant to this Article II.  Any interest and other income resulting from such investment shall become a part of the Merger Fund and any amounts in excess of the amounts payable to the Company Stockholders and holders of Company Options pursuant to this Article II and Section 5.02 shall promptly be paid to the Purchaser (or, after the Effective Time, the Surviving Corporation).

(g)           Termination of Merger Fund.  Any portion of the Merger Fund which remains undistributed to the holders of Certificates six (6) months after the Effective Time shall, at the request and on the instruction of the Surviving Corporation, be delivered to the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 2.02 shall after such delivery to the Surviving Corporation look only to the Surviving Corporation for payment of the Merger Consideration pursuant to Section 2.01.

(h)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares formerly represented by such Certificate, as contemplated by this Article II.

Section 2.03           Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Stock formerly represented thereby, except as otherwise provided in this Agreement or by Law.

Section 2.04           Company Stock Options and Restricted Stock.

(a)           All outstanding options to purchase shares of Company Stock (the “Company Options”) granted under the Stock Plan (as defined in Section 3.04(a)) shall vest in full and shall be cancelled upon the Effective Time.  In consideration for such cancelled Company Stock Options, the Company (or, at Surviving Corporation’s option, Surviving Corporation) shall pay or deliver, in no event later than five (5) business days after the Effective Time, to the holders of such cancelled Company Options in respect of each such cancelled Company Option (i) a cash amount equal to the product of (1) the excess, if any, of the per share Merger Consideration over the Option Price (as such term is defined in the Company Options), in effect under such Company Option immediately prior to the Effective Time and (2) the number of shares of Company Stock subject to such Company Option (such payment to be net of applicable withholding taxes, to the same extent as is set forth in Section 2.02(d) with respect to Company Stock and without any interest thereon, and subject to documentation and certification requirements (as applicable to the holders of Company Options, it being understood that such documentation and certification shall not be a condition to closing) and to the notice requirements set forth therein) and (ii) a CVR in respect of each share of Company Stock subject to such cancelled Company Option that has an Option Price less than the Merger Consideration.

(b)           The Company has informed the Purchaser that the Company has taken such actions as necessary to cause all restricted shares of Company Stock (the “Company Restricted Shares”) granted before the date of this Agreement to vest in full on an accelerated basis immediately prior to the Effective Time.  All such Company Restricted Shares shall, at the Effective Time, be considered shares of Company Stock issued and outstanding as of the Effective Time within the meaning of Section 2.01(a).

Section 2.05           Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary, shares of Company Stock that are outstanding immediately prior to the Effective Time and which are held by Company Stockholders who have properly exercised and perfected appraisal rights for such shares of Company Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration and CVRs.  Such Stockholders shall be entitled to receive payment of the appraised value of such shares of Company Stock held by them in accordance with Section 262 of the DGCL, unless and until such Stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Section 262 of the DGCL.  All Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration and CVRs, without any interest thereon.

(b)           The Company shall give the notice specified in Section 262(d)(1) of the DGCL to all Company Stockholders in accordance with the requirements of such Section.

(c)           The Company shall give Purchaser (i) reasonably prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Concurrently with the execution and delivery of this Agreement, the Company has delivered to the Purchaser and the Parent a disclosure schedule (the “Company Disclosure Schedule”).  The Company hereby represents and warrants to the Purchaser and the Parent that, except as set forth in the Company SEC Documents and in that section of the Disclosure Schedule which corresponds to that Section of this Article III to which it relates, the following statements contained in this Article III are true and correct as of the date hereof:

Section 3.01           Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted and as currently proposed to be conducted, except where the failure to be so organized, existing or in good standing or to have such corporate power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below).  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.  The term “Company Material Adverse Effect” means any event, change, circumstance or effect that is individually or in the aggregate, materially adverse to the business or financial condition or results of operations of the Company and its Subsidiaries (as defined below), taken as a whole; provided, however, that any such event, change, circumstance or effect resulting from any (i) change in U.S. generally accepted accounting principles (“GAAP”) or Securities and Exchange Commission accounting rules, or in each case, regulatory guidance or interpretations thereof that apply to the Company; (ii) adverse change applicable to the analog photography industry or the instant photography industry that is materially different than currently projected by the Company; (iii) adverse change applicable to the U.S. economy as a whole or foreign economies in locations where the Company or its Subsidiaries have operations or sales, except in any such case, to the extent such effect on the Company is materially disproportionate; (iv) adverse change to the extent attributable to the announcement or pendency of the Merger or any of the transactions contemplated hereby; (v) adverse change resulting from the sale of the IDP Business; (vi) fees or expenses payable as a result of the performance of the transactions contemplated by this Agreement; (vii) any change in the market price or trading volume of the Company Stock; (viii) matter disclosed in the Company Disclosure Schedule; (ix) intentional acts or omissions of Parent or Purchaser prior to the Effective Time; (x) acts or omissions of the Company or any of its Subsidiaries taken at the written request of Parent or Purchaser or with the prior written consent of Parent or Purchaser; or (xi) refusal of Purchaser to reasonably consent to any action proposed by the Company that would otherwise be prohibited pursuant to Article V hereof, shall not be considered when determining if a Company Material Adverse Effect has occurred.

Section 3.02           Certificate of Incorporation and Bylaws.  The Company has made available to Purchaser a complete and correct copy of (a) the Certificate of Incorporation and the

Bylaws of the Company including all amendments thereto and (b) the minute books containing all consents, actions and meeting of the stockholders of the Company and the Company’s Board of Directors and any committees thereof, which were redacted to exclude information relating to strategic alternatives for the Company.  Such Certificate of Incorporation and Bylaws are in full force and effect.

Section 3.03           Subsidiaries.

(a)           Except for its subsidiaries, all of which are set forth on Section 3.03 of the Company Disclosure Schedule (the “Subsidiaries”), the Company does not own, of record or beneficially, or control any direct or indirect material equity or other interest, or any right (contingent or otherwise) to acquire the same, in any corporation, partnership, limited liability company, joint venture, association or other entity.  All of the capital stock or other member or equity interests of the Company’s Significant Subsidiaries are owned directly or indirectly by the Company, free and clear of all liens, charges, security interests, options, claims, mortgages, title defects or objections, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or restrictions of any nature whatsoever and are validly issued, fully paid and nonassessable, and there are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other member or equity interests of the Subsidiaries to any person except the Company.

(b)           Each of the Company’s Significant Subsidiaries is duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted and as currently proposed to be conducted, except where the failure to be so organized, existing or in good standing or to have such corporate power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company’s Significant Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           The Company has made available to Purchaser a complete and correct copy of the Certificate of Incorporation and the Bylaws or similar governing instruments of each of the Company’s Significant Subsidiaries, including all amendments thereto. Each such Certificate of Incorporation and Bylaws is in full force and effect.

(d)           Except for intercompany indebtedness, as of the date of this Agreement, none of the Subsidiaries has any indebtedness for borrowed money nor have they issued any debt securities or assumed or guaranteed the indebtedness for borrowed money of any other person.

Section 3.04           Capitalization.

(a)           The authorized capital stock of the Company consists of 50,000,000 shares of Company Stock and 2,000,000 shares of Preferred Stock (“Company Preferred Stock”).  As of

January 5, 2005, 34,956,069 shares of Company Stock were issued and outstanding (such amount includes the Company Restricted Shares being vested pursuant to Section 2.04(b)) and no Company Preferred Stock was outstanding.  In addition, as of January 5, 2005, the Company has reserved 915,735 shares of Company Stock for issuance under the Company’s 2004 Stock Option Plan (the “Stock Plan”), of which options to purchase 752,921 shares of Company Stock were outstanding as of January 5, 2005.  Each share of the issued and outstanding capital stock of the Company has been duly authorized, and is validly issued, fully paid and nonassessable.

(b)           Except as described in Section 3.04(a) above, as of January 5, 2005, there are no options, warrants, restricted stock or other rights, agreements, arrangements or commitments of any character, whether or not contingent, issued by the Company relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any share of capital stock of, or other equity interest in, the Company.  All shares of Company Stock so subject to issuance, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(c)           The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

Section 3.05           Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute this Agreement and, subject only to obtaining the necessary approvals of the Company Stockholders as set forth in Section 3.16 hereof, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than the approval and adoption of this Agreement and the Merger by the Company Stockholders as described in Section 3.16 hereof and the filing and recordation of appropriate merger documents as required by Section 251(c) of the DGCL and the applicable provisions of the LLC Act).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally or principles governing the availability of equitable remedies.

Section 3.06           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the Merger will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company or the organizational documents of any of its Significant Subsidiaries, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained and all filings and obligations described in Section 3.06(b) have been made or complied with, conflict with or violate any foreign or domestic (Federal, state or local) law, statute, ordinance, franchise, permit, concession, license, writ, rule, regulation, order, injunction, judgment or decree (“Law”) applicable to the Company or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) conflict with, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, require consent, approval or notice under, give to others any right of termination, amendment, acceleration or cancellation of, require any payment under, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company is bound, except in the case of each of clause (ii) and (iii), those violations, conflicts, breaches or defaults which would not result in a Company Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the Merger will not, require any consent, approval, order, permit, or authorization from, or registration, notification or filing with, any domestic or foreign governmental, regulatory or administrative authority, agency or commission, court, tribunal or arbitral body, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental authority (a “Governmental Entity”), except (i) for the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the receipt, termination or expiration, as applicable, of such other foreign approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar law or regulation, (ii) for the filing and recordation of appropriate merger documents as required by Section 251(c) of the DGCL and applicable provisions of the LLC Act, (iii) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Federal and state securities laws and (iv) for such other consents, approvals, orders, permits, authorizations, registrations, notifications or filings that if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.07           Permits.  The Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and each of its Subsidiaries to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted (other than Environmental Permits, which are exclusively addressed in Section 3.13) (the “Company Permits”), except where the failure of the Company to possess such Company Permits would not have a Company Material Adverse Effect.  All Company Permits are in full force and effect and no suspension or cancellation of any Company Permit is pending or, to the knowledge of the Company, threatened, except as would not be reasonably expected to have a Company Material Adverse Effect.  Except as would not be reasonably expected to have a Company Material Adverse Effect, the Company has not received any written notice or other written communication from any Governmental Entity regarding (i) any actual or threatened violation of or failure to comply with any term or requirement of any Company Permit, or (ii) any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit.

Section 3.08           SEC Documents; Undisclosed Liabilities.

(a)           The Company has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) since April 14, 2004 (the “Company SEC Documents”).  As of their respective dates, the Company SEC Documents (i) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Company SEC Documents has been revised or superseded by a later filed Company SEC Document.  There are no ongoing, pending or, to the knowledge of the Company, threatened SEC investigations or formal inquiries with respect to the Company.  The financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (the “Accounting Rules”), have been prepared in accordance with the United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments).  Except (i) as reflected in the most recent financial statement contained in the Company SEC Documents or in the notes thereto or (ii) for liabilities that have been incurred by the Company and its Subsidiaries since September 26, 2004 in the ordinary course of business and consistent with past practice, neither the Company nor any of its Subsidiaries has any debts, liabilities or obligations (“Liabilities”) (whether accrued, absolute, contingent or otherwise) of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except those that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

(b)           True and complete copies of the unaudited consolidated balance sheet of the Company as of November 30, 2004 (the “Reference Balance Sheet”), and the related statements of operations for the two months ended November 30, 2004 (collectively referred to herein as the “Interim Financial Statements”), are attached as Section 3.08(b) of the Company Disclosure Schedule.  The Interim Financial Statements were prepared by management on a basis consistent with the Company’s practice of financial statement preparation for non-quarter end months and have not been reviewed by the Company’s independent outside auditors. The Interim Financial Statements have been prepared generally in accordance with GAAP with the understanding that they do not include (i) normal, recurring year-end adjustments consistent with past practice as well as (ii) other potential year-end adjustments that to the Company’s knowledge, excluding any year-end bonus accrual, do not materially impact the two months’ results, and which in the case of (i) and (ii) may or may not be material individually or in the aggregate.

Section 3.09           Absence of Certain Changes or Events.  Since September 26, 2004, except for the execution and delivery of this Agreement and the transactions contemplated hereby, the Company has conducted its business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been any Company Material Adverse Effect.

Section 3.10           Absence of Litigation.  Except for matters relating to Environmental Laws, Environmental Liabilities or Regulatory Actions (which are addressed exclusively in Section 3.13), there is no litigation, suit, claim, action, hearing, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (a “Legal Proceeding”), the resolution of which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.11           Employee Benefit Plans; Labor Matters

(a)           Section 3.11(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, phantom stock, incentive, deferred compensation, retiree medical, disability or life insurance, cafeteria benefit, dependent care, disability, director or employee loan, fringe benefit, sabbatical, supplemental retirement, severance or other benefit plans, programs or arrangements to which the Company or any person that is a member of the same controlled group as the Company or under common control with the Company and any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code (each, a “Company ERISA Affiliate”) is a party, with respect to which the Company or any Company ERISA Affiliate has any obligation or which are maintained, contributed to or sponsored by the Company and any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or ERISA Affiliate or its Subsidiaries; and (ii) any employment, termination, severance or other contracts or agreements that could reasonably be expected to require expenditures of $200,000 or more in any one calendar year (other than any such obligations that arise under applicable Laws) between the Company and any of its Subsidiaries or any Company ERISA Affiliate and any employee of the Company or Company ERISA Affiliate which are, in any case described in this Section 3.11(a) (each, a “Company Plan,” and collectively, the “Company Plans”).

(b)           The Company has made available to Purchaser (i) a complete copy of each Company Plan, (ii) for each Company Plan required to file such forms, the most recent Form 5500 and (iii) all such other filings, administrative reports, forms, records or similar documents requested by Purchaser.

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company ERISA Affiliate has at any time sponsored, maintained, or contributed to, and has not incurred any obligation to contribute to: (i) an employee pension benefit plan subject to Title IV of ERISA or Code Section 412; (ii) a multiemployer plan as defined in ERISA Section 3(37); (iii) a multiemployer welfare arrangement as defined in ERISA Section 3(40); (iv) a multiemployer plan maintained by more than one employer as defined in Code Section 413(c); or (v) an employee benefit plan maintained pursuant to a collective bargaining agreement.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company ERISA Affiliate has any actual or potential liability to provide health, disability, or life insurance benefits after separation from employment to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or other applicable statute.

(e)           Except as expressly contemplated by this Agreement, or as would not reasonably be expected to have a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated thereby, will (i) result in any payment (including, without limitation, severance, unemployment compensation or otherwise) becoming due from the Company or any Company ERISA Affiliate under any Company Plan; (ii) increase any benefit otherwise payable under any Company Plan to any employees or former employees; or (iii) result in the acceleration of the time of payment or vesting of any benefits to any extent.

(f)            Each Company Plan has been operated in accordance with its terms and the requirements of all applicable Laws, regulations and rules promulgated thereunder including, without limitation, ERISA and the Code, except to the extent that any non-compliance would not reasonably be expected to result in a Company Material Adverse Effect.

(g)           Each Company Plan intended to qualify under Section 401(a) or Section 401(k) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and no event has occurred that would reasonably be expected to adversely affect the qualified status of any of these Company Plans, except to an extent that would not reasonably be expected to have a Company Material Adverse Effect.

(h)           For purposes of this Section 3.11(h), “the Company” shall refer to the Company and its Subsidiaries.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company in the United States, and as of the date of this Agreement, to the knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining involving any persons employed by the Company; (ii) there are no strikes, work slowdowns, work stoppages or other such concerted activities pending or, to the knowledge of the Company, threatened between the Company and any of its employees, and the Company has not experienced any such strike, work slowdown, work stoppage or other such concerted activity since July 31, 2002; (iii) the Company has not breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against the Company under any such agreement or contract that would have a Company Material Adverse Effect; (iv) the Company is not a party to, or otherwise bound by, any consent decree with any governmental entity relating to employees or employment practices; (v) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending with respect to the Company which charge or proceeding would have a Company Material Adverse Effect; (vi) there is no charge of discrimination in employment or employment practices for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or, to the knowledge of the Company, threatened against the Company or that is now pending before the United States Equal Employment Opportunity Commission or any other governmental entity that would result in a Company Material Adverse Effect; (vii) no action, suit, proceeding or hearing (other than routine claims for benefits) and no investigation by the United States Department of Labor, the Internal Revenue Service (the “IRS”), or any other governmental authority is pending or, to the knowledge of the Company, threatened, with respect to the administration of any Company Plan or the investment of the assets of any Company Plan; (viii) there have been no material Prohibited Transactions (as defined in ERISA Section 406 or Code Section 4975) for which the Company would be liable with respect to any Company Plan; and (ix) the Company has no liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan that could reasonably be expected to have a Company Material Adverse Effect.

Section 3.12           Contracts.

(a)           Section 3.12(a) of the Company Disclosure Schedule lists each and every of the following written contracts and agreements of the Company or its Subsidiaries as of the date hereof (such contracts and agreements being the “Material Contracts”):

(i)            (A) each contract relating to the acquisition, transfer, development, sharing or license of any material Owned Intellectual Property Rights (as defined below) and (B) a general description of the principal standard form customer contracts entered into in the ordinary course of business;

(ii)           (A) each contract relating to the employment of, or the performance of services by an executive officer of the Company; (B) each contract pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any bonus or similar payment in excess of $200,000 to any current or former employee, consultant or director; and (C) each contract pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any change-in-control payment to any current employee, consultant or director as a result of the execution and delivery of this Agreement and the transactions contemplated hereby;

(iii)          each contract that provides for indemnification of any officer, director or employee or any other party, except for indemnities in the ordinary course of business;

(iv)          each contract and agreement for the purchase or lease of personal property with any supplier or for the furnishing of services to the Company or any of its Subsidiaries with payments greater than $500,000 per year, other than purchase orders in the ordinary course and other than contracts or agreements that are terminable by the Company within 90 days or less;

(v)           all leases and subleases of real property, other than those pursuant to which the Company or any of its Subsidiaries are required to make annual rental payments of less than $120,000;

(vi)          all contracts and agreements that create indebtedness in amounts in excess of $500,000 (other than trade indebtedness or intercompany indebtedness) of the Company or any Subsidiary or place an encumbrance or lien on any material asset of the Company or any Subsidiary , including any contracts and agreements in which the Company or any Subsidiary is a guarantor of indebtedness in excess of $500,000;

(vii)         all contracts and agreements imposing any material restriction on the right or ability of the Company or any of its Subsidiaries to engage in any line of business;

(viii)        all contracts and agreements relating to the voting and any rights or obligations of a stockholder of the Company;

(ix)           all contracts regarding the acquisition, issuance or transfer of any securities of the Company or any Subsidiary, including, without limitation, any restricted stock agreements;

(x)            any contract relating to currency or interest rate hedging or similar agreements requiring payments by or liability of the Company in excess of $100,000;

(xi)           any contract that is material to the Company and its Subsidiaries taken as a whole and which requires the consent, approval or waiver of or notice to, or payment of any consideration to, a third party, including in order to avoid termination of or a loss of a material benefit under any such contract, as a result of the consummation of the Merger; and

(xii)          any agreement of guarantee, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any person and which obligations, liabilities or indebtedness are material to the Company and its Subsidiaries taken as a whole, other than contracts or licenses entered into in the ordinary course of business.

(b)           Each Material Contract is valid and binding on the Company or the applicable Subsidiary, as the case may be, and, to the knowledge of the Company, on the other parties thereto, and is in full force and effect.  The Company is not in breach or violation of, or default under, any Material Contract and, to the knowledge of the Company, no other party to any Material Contract is in breach or violation thereof or default thereunder and there has occurred no event giving any right to other persons to terminate, amend or cancel any Material Contract, except as such breach, violation or default would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.13           Environmental Matters.  Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries (i) are and since July 31, 2002, have been, and to the knowledge of Company, prior to August 1, 2002 were, in compliance with all applicable Environmental Laws (as defined below), (ii) hold and are in compliance with all Environmental Permits (as defined below) necessary to conduct the Company’s and the Subsidiaries’ businesses as conducted as of the Closing Date, (iii) all such Environmental Permits are in full force and effect, and (iv) to the knowledge of the Company, all such Environmental Permits necessary for the ongoing operation of the business are transferable or assignable by the Company and have been or will, within the time period required by applicable Environmental Law, be transferred or assigned in connection with the Merger.

(b)           There are no pending or, to the knowledge of the Company, threatened Environmental Liabilities (as defined below) or Regulatory Actions (as defined below) against the Company or any Subsidiary, and no written notice has been received since July 31, 2002 by the Company or any Subsidiary of any Environmental Liability or Regulatory Actions, and to the knowledge of the Company, there were no Environmental Liabilities or Regulatory Actions prior to August 1, 2002 that either (i) were not discharged in the prior bankruptcy (In Re: Polaroid Corporation et. al., Case No. 01-10864 (PJW)) (the “Bankruptcy”) or (ii) that are unresolved in terms of Environmental Liabilities or Regulatory Actions against the Company or any Subsidiary as of the date hereof.

(c)           No Hazardous Materials (as defined below) have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored by the Company or any Subsidiary on, under or about any part of the Real Property (as defined below) owned, leased, controlled or occupied by the Company or any Subsidiary as of the date hereof.  None of the Real Property owned, leased, controlled or occupied by the Company or any Subsidiary as of the date hereof contains friable asbestos, urea formaldehyde, radon at levels above natural background, PCBs or pesticides in amounts or at concentrations which could reasonably be expected to give rise to any Environmental Liabilities .  There are no aboveground or underground storage tanks located on, under or about the Real Property owned, leased, controlled or occupied by the Company or any Subsidiary as of the date hereof, except for such  tanks that have been duly registered and are otherwise in compliance with all applicable Environmental Laws.

(d)           Since July 31, 2002, and to the knowledge of the Company, prior to August 1, 2002, there has not been a Release (as defined below) or threat of Release as a result of the acts or omissions of the Company or any Subsidiary or, to the knowledge of the Company, any other person or entity of any Hazardous Material on, in, under, about, from or in connection with the Real Property, including without limitation the presence of any Hazardous Materials that, to the knowledge of the Company, have come to be located on or under the Real Property from another location, and none of the Real Property (including without limitation soils and surface and ground waters) are contaminated with any Hazardous Materials in concentrations which require investigation or remediation under Environmental Laws.

(e)           Since July 31, 2002, all transfer, transportation or disposal of Hazardous Materials by the Company or any Subsidiary has been in compliance with applicable Environmental Laws.  Since July 31, 2002, and to the knowledge of the Company prior to July 31, 2002, the Company has not transported or arranged for the transportation of any Hazardous Materials to any location which, to the knowledge of the Company, is (i) listed on a List or listed for possible inclusion on any List, or (ii) the subject of any Regulatory Action or Environmental Liabilities.

(f)            To the knowledge of the Company, the Real Property owned, leased, controlled or occupied by the Company or any Subsidiary as of the date hereof is not listed on a List.

(g)           The Company has delivered or made available to Purchaser all material environmental investigations, inspections, studies, audits, tests, reviews and analyses (“Environmental Reports”) for the Real Property owned, leased, controlled or occupied by the Company or any Subsidiary as of the date hereof or the business in the possession or control of the Company or the Subsidiaries.

(h)           There are no encumbrances, liens, deed restrictions or other limitations that have been attached or filed against the Company or any Subsidiary or the Real Property owned, leased, controlled or occupied by the Company or any Subsidiary as of the date hereof in favor of any person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs (as defined below) or Environmental Liabilities.

(i)            Neither the Company nor the Subsidiaries have retained or assumed by contract or through other agreement, judgment, order or decree, any Environmental Costs or Environmental Liabilities.

(j)            The representations and warranties in this Section 3.13 are the sole and exclusive representations and warranties regarding environmental matters.

(k)           For purposes of this Section 3.13, the following terms have the following meanings:

(i)            “Environmental Costs” means any and all costs and expenditures, including but not limited to any fees, fines, penalties or charges and expenses (including for any attorneys and of environmental consultants or engineers) incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Laws or any actions necessary to comply with any Environmental Laws.

(ii)           “Environmental Laws” means any Federal, state, local or foreign statute, law, ordinance, regulation, rule, code or order of the United States, or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution, health, safety or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date of this Agreement.

(iii)          “Environmental Liabilities” means regardless of whether any of the following are contained in the Company Disclosure Schedule or otherwise disclosed to Purchaser prior to the Closing, any liability, action, claim, personal injury, damage, loss, exposure, injunction, proceeding or other cost or expense (including reasonable attorneys’ and consulting fees) relating to (a) environmental conditions resulting from the Release or threatened Release of, management of, or exposure to any Hazardous Material on, in, at, under or from any Real Property now or previously owned, operated or leased by the Company or the Subsidiaries or with respect to the business of the Company or any Subsidiary, (b) environmental conditions resulting from the off-site transportation, storage, treatment, recycling or Release of any Hazardous Materials, (c) any violation of Environmental Laws prior to the Closing Date, or (d) any costs, expenses or liabilities related to any claim, cause or action, investigation or proceeding based on negligence, trespass, strict liability, nuisance, toxic tort or any other claim relating to Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(iv)          “Environmental Permits” means any permit, approval, identification number, license, certificates, registrations and other authorization required under any applicable Environmental Law.

(v)           “Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Environmental Law or otherwise relating to the environment or human health or safety, whether constituting a useful product or otherwise, and including without limitation any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Real Property to any Environmental Liabilities.

(vi)          “List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, which is publicly available and searchable and maintained by any Governmental Entity with respect to sites from which there has been a Release of Hazardous Materials.

(vii)         “Real Property” means, except where stated to the contrary, the Real Property now or previously owned, leased, controlled or occupied by the Company or any Subsidiary.

(viii)        “Regulatory Actions” means any notice of violation, enforcement action, designation as a potentially responsible party, request for information, compliance action, litigation, or other potential liability with respect to the Company or any Subsidiary brought or instigated by any governmental entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(ix)           “Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(x)            “Company” means, when reference is made to dates prior to August 1, 2002, the business and operations of Primary PDC, Inc. (f/k/a Polaroid Corporation), and its subsidiaries, prior to August 1, 2002, and “Subsidiary” refers to the subsidiaries of Primary PDC, Inc., prior to August 1, 2002.

Section 3.14           Intellectual Property.

(a)           Section 3.14(a)(i) of the Company Disclosure Schedule lists and describes all Owned Intellectual Property Rights (as defined below) that are Registered Intellectual Property Rights (as defined below) and all other Owned Intellectual Property Rights, excluding trade secrets, that are material to the conduct of the business of the Company, setting forth as to each such item the owner thereof.  Section 3.14(a)(ii) of the Company Disclosure Schedule lists all contracts relating to Licensed-In Intellectual Property Rights (as defined below) and Software (as defined below, but excluding off-the-shelf Software) that are material to the conduct of the business of the Company, setting forth the licensor and describing the Intellectual Property Rights so licensed.  The Owned Intellectual Property Rights and the Licensed-In Intellectual Property Rights listed constitute the material Intellectual Property Rights used in the business of the Company and its Subsidiaries as now conducted.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiary identified as owner in Section 3.14(a) of the Company Disclosure Schedule owns all right, title and interest in the Owned Intellectual Property Rights free and clear of all liens or other encumbrances (including royalty or other payments), except for those licenses of the Owned Intellectual Property Rights to persons other than the Company or a Subsidiary, payments for use of the Licensed-In Intellectual Property Rights and other liens or other encumbrances listed on Section 3.14(b) of the Company Disclosure Schedule.  Except as listed on Section 3.14(b) of the Company Disclosure Schedule, the Company or its Subsidiary identified as owner in Section 3.14(a) of the Company Disclosure Schedule is the sole owner of record of all Registered Intellectual Property Rights.  To the knowledge of the Company, no Owned Intellectual Property Right is infringed by any person.

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, the Owned Intellectual Property Rights are valid and enforceable, and neither the Company nor any Subsidiary has any knowledge of facts showing, or has received any notice from any person asserting, that any Owned Intellectual Property Right is invalid or not enforceable.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Owned Intellectual Property Rights that are Registered Intellectual Property Rights are in full force and effect, and, to the knowledge of the Company, all actions required to keep such rights pending or in effect, including payment of filing, examination, annuity, and maintenance fees and filing of renewals, statements of use , affidavits of incontestability and other similar actions, have been taken, and (ii) no material Registered Intellectual Property Right is the subject of any pending interference, opposition, cancellation, nullity, re-examination or other proceeding placing in question the validity or scope of such rights.

(d)           The Company has taken commercially reasonable precautions to protect the secrecy, confidentiality and value of the trade secrets used by the Company or any Subsidiary and included in the Owned Intellectual Property Rights.  To the knowledge of the Company, no trade secret of the Company material to the conduct of the business of the Company is part of the public knowledge or literature, and, to the knowledge of the Company, no material trade secret has been divulged or misappropriated to the detriment of the Company or any Subsidiary.

(e)           Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary is in material breach or default under any license of Licensed-In Intellectual Property , and, to the knowledge of the Company, there is no material  breach or default by any other party to any such license.

(f)            Neither the Company nor any Subsidiary has received any unresolved, written notice of any infringement, misappropriation or violation by the Company or any Subsidiary of any Third-Party Intellectual Property Right (as defined below) material to the conduct of the business of the Company, and, to the knowledge of the Company, except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary has infringed, misappropriated or otherwise violated any Third-Party Intellectual Property Right.

(g)           For purposes of this Agreement, the following terms have the following meanings:

(i)            “Intellectual Property Rights” means (i) rights in patents and patent applications, including all continuations, continuations-in-part, divisionals, reissues or extensions of the foregoing, (ii) rights in trademarks, service marks, trade names, trade dress and other designators of origin, registered or unregistered, (iii) rights in copyrightable subject matter or protectible designs, registered or unregistered, (iv) trade secrets, (v) rights in Internet domain name registrations, and (vi) rights in semiconductor topographies (mask works), registered or unregistered, however such rights (i) – (vi) are designated, whether arising by operation of Law, contract, license or otherwise.

(ii)           “Licensed-In Intellectual Property Rights” means Third-Party Intellectual Property Rights used or held for use by the Company or any subsidiary with the permission of the owner.

(iii)          “Owned Intellectual Property Rights” means Intellectual Property Rights owned by the Company or any Subsidiary.

(iv)          “Registered Intellectual Property Rights” means Intellectual Property Rights that are the subject of an issued patent, trademark, copyright, design right or other similar registration formalizing exclusive rights or a pending application for such rights.

(v)           “Software” means computer programs or data bases, whether in object code, source code or other computerized form.

(vi)          “Third-Party Intellectual Property Rights” means Intellectual Property Rights in which a person other than the Company or one of its Subsidiaries has any ownership interest.

Section 3.15           Taxes.

(a)           All material Tax Returns (as defined below), statements, reports, declarations and other forms and documents (including without limitation estimated Tax Returns and reports and information returns and reports) required to be filed with any Tax Authority (as defined below) before the Closing (after giving effect to any extensions of such due date), by or on behalf of the Company, any of its Subsidiaries or any affiliated group of which the Company or any of its Subsidiaries has at any time been a member, have been or will be completed and filed when due (after giving effect to any extensions of such due date) and all material Taxes due on or before the Effective Time (whether or not shown on any Tax Return, and except as otherwise reflected in the reserve for Taxes in the balance sheet included in the most recent Company SEC Documents) have been or will be paid on or before such date.

(b)           The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of September 26, 2004, exceed the reserve for Tax liability (excluding any amount thereof that reflects timing differences between the recognition of income for purposes of GAAP and for Tax purposes and further excluding any valuation allowances recorded pursuant to GAAP or applicable local accounting rules, practices or principles) set forth in the balance sheet dated as of September 26, 2004, included in the Company SEC Documents, and (ii) will not exceed such reserve as adjusted for operations and transactions of the Company and its Subsidiaries taking place from September 26, 2004 through the Effective Time.

(c)           All material Taxes required to be collected or withheld by the Company or any of its Subsidiaries have been collected and withheld by the Company or such Subsidiary and any such material amounts that are required to be remitted to any Tax Authority have been duly remitted, except as otherwise reflected in the reserve for Taxes in the balance sheet included in the most recent Company SEC Documents.

(d)           As of the date hereof (and not, for purposes of clarity, as of the Closing Date), there are no examinations or other administrative or court proceedings relating to Taxes in progress or pending nor has the Company or any of its Subsidiaries received a revenue agent’s or similar report asserting or suggesting a Tax deficiency, other than any examinations or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  As of the date hereof (and not, for purposes of clarity, as of the Closing Date), there are no actions, suits, proceedings, investigations or claims relating to or asserted for material Taxes of the Company or any of its Subsidiaries threatened in writing or otherwise to the Knowledge of the Company or any of its Subsidiaries that would individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)           No claim has ever been made by any Tax Authority, in writing or otherwise to the Knowledge of the Company or any of its Subsidiaries,  with respect to the Company or any of its Subsidiaries in a jurisdiction where the Company or such Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction, the resolution of which claim is still pending, except any claims that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  There are no liens for any Tax upon any asset of the Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable that would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the Code or similar provision under any other Laws that has continuing effect and that would reasonably be expected to have a Company Material Adverse Effect.

(f)            As of the date hereof: (i) no extension of time with respect to any date on which a Tax Return was or is to be filed by the Company or any of its Subsidiaries is in force, and no waiver or agreement by the Company or any of its Subsidiaries is in force for the extension of time for the assessment or payment of any Taxes, and (ii) neither the Company nor any of its Subsidiaries has granted a power of attorney to any person with respect to any Taxable Period which power of attorney has continuing effect, except, in either case, extensions of time or powers of attorney that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)           The Company will not be precluded by Section 280G of the Code from deducting for federal income Tax purposes any payment to be made either alone or in conjunction with any other payment to any employee, former employee, director, or former director of the Company as a result of or in connection with the transactions contemplated by this Agreement.

(h)           Neither the Company nor any of its Subsidiaries has agreed or is required as a result of any determination by the Internal Revenue Service to include in income any material adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of Law) by reason of a change in accounting method or otherwise, which adjustment has not already been reflected in a Tax Return previously filed with the appropriate Tax Authority.

(i)            Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement relating to allocating or sharing the payment of, or liability for, Taxes with respect to any Taxable Period, which agreement, plan, or arrangement will remain in effect after the Effective Time, except for any such agreement, plan, or arrangement which would not reasonably be expected to have a Company Material Adverse Effect.

(j)            Neither the Company nor any of its Subsidiaries is a party to any material joint venture, partnership, or other arrangement or contract that is treated as a partnership for U.S. federal income tax purposes.

(k)           Since December 31, 1997, neither the Company nor any of its Subsidiaries has been either a distributing corporation or a controlled corporation in a transaction satisfying the requirements of Section 355 of the Code with respect to which the consummation of the transactions contemplated by this Agreement would result in the imposition of a material amount of U.S. federal income tax under Section 355(e) of the Code.

(l)            The Company and each of its Subsidiaries has made (or there has been made on their behalf) all required current material estimated Tax payments sufficient to avoid any material underpayment penalties, except for any liabilities reflected in the reserve for Taxes in the balance sheet included in the most recent Company SEC Documents.

(m)          Neither the Company nor any of its Subsidiaries has received any notification, written or otherwise to the Knowledge of the Company or any of its Subsidiaries, from any Tax Authority, asserting that it is subject to any material amount of Tax under Code Section 541 or any comparable provision of state, local or foreign Law.

(n)           Except as would not be reasonably expected to have a Company Material Adverse Effect, (i) none of the outstanding indebtedness of the Company or any of its Subsidiaries (other than Foreign Subsidiaries which are not subject to U.S. Tax) constitutes (x) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (y) an “applicable high yield discount obligation” under Section 163(i) of the Code; and, (ii) except as otherwise required by Section 263A of the Code or comparable provisions of foreign Tax Law, none of the interest on any such indebtedness issued by the Company or any of its Subsidiaries will be disallowed as a deduction under any other provision of Tax Law.

(o)           Neither the Company nor any of its Subsidiaries participates in or cooperates with an international boycott within the meaning of Section 999(b)(3) of the Code, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(p)           As of December 31, 2003, neither the Company nor any of its Subsidiaries has engaged in any transaction that it is required to disclose under present or former Treasury Regulation §1.6011-4T, as applicable, or similar provisions under any other Laws (e.g., state tax shelter Laws), except for any failures that would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and as of the date hereof and through the Effective Time, neither the Company nor any of its Subsidiaries has engaged in any transaction that has been determined by the IRS to be a “listed transaction” as that term is defined in Treasury Regulation § 1.6011-4(b)(2).

(q)           For purposes of this Agreement, the following terms have the following meanings:

(i)            “Foreign Subsidiary” means any Subsidiary formed or organized outside the United States.

(ii)           “Equity Interest” means (A) the shares of capital stock of a corporation, (B) the general or limited partnership interests in any partnership, (C) the membership or other ownership interest in any limited liability company, (D) the equity securities or other ownership interests or rights in any other legal entity, or (E) any option, warrant or other right to convert into or otherwise receive any of the foregoing, in any such case, whether owned or held beneficially or legally.

(iii)          “Interim Period” means, with respect to any Taxable Period that begins on or before the Closing Date and ends after the Closing Date, the portion of such period that ends on the Closing Date.

(iv)          “Knowledge” when used with respect to the Company or any of its Subsidiaries for purposes of this Section 3.15, means the knowledge of the Vice President of Taxes of the Company after reasonable inquiry and investigation or the actual knowledge of any person set forth in Section 9.03(a)(iv).

(v)           “Short Period” means any Taxable Period that ends on the Closing Date.

(vi)          “Tax” (and, with the correlative meaning, “Taxes” and “Taxable”) means any and all taxes and governmental assessments, including, without limitation, any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign).

(vii)         “Tax Authority” means any Governmental Entity responsible for the imposition of any Tax.

(viii)        “Tax Returns” means all federal, state, local and foreign tax returns, declaration, statements, reports, schedules, forms, and information returns and any amended Tax Returns relating to Taxes, and any other documents made part of the foregoing.

(ix)           “Taxable Period”  means any taxable year or any other period that is treated as a taxable year (or other period, in the case of a Tax imposed with respect to such other period, including any Short Period or Interim Period) with respect to which any Tax may be imposed under any applicable statute, rule or regulation.

Section 3.16           Vote Required.  The only vote of the holders of any classes or series of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Stock in favor of the approval and adoption of this Agreement and the Merger.

Section 3.17           Assets; Absence of Liens and Encumbrances.  Except as set forth in Section 3.17 of the Company Disclosure Schedule and except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and its Subsidiaries own, lease or have the legal right to use all of the assets, properties and rights of every kind, nature, character and description, including, without limitation, real property and personal property (other than Intellectual Property, which is covered by Section 3.14 hereof), used in the conduct of the business of the Company and its Subsidiaries or otherwise owned or leased by the Company and its Subsidiaries and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used by the Company and its Subsidiaries in or relating to the conduct of the business of the Company (all such properties, assets and contract rights being the “Assets”).  To the Company’s knowledge, the Assets and the use thereof conform with all federal, state, local or other governmental building, zoning, environmental, health, safety, platting, subdivision and other laws, ordinances or regulations, and any applicable private restrictions, except where the failure to comply would not reasonably be expected to have a Company Material Adverse Effect.  No notice of the violation of any of said laws, ordinances, regulations, codes or restrictions has been received by the Company.

Section 3.18           Owned Real Property.

(a)           The real property owned by the Company and its Subsidiaries and described in Section 3.18(a) of the Company Disclosure Schedule constitutes all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”).  Section 3.18(a) of the Company Disclosure Schedule lists for each Owned Real Property, (i) the street address of each parcel of Owned Real Property, (ii) the current record owner of each such parcel of Owned Real Property, and (iii) the identity of any lessee, licensee or other occupant of the Owned Real Property.

(b)           Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has fee simple title to the Owned Real Property, free and clear of encumbrances other than Permitted Encumbrances, and no condemnation, eminent domain or expropriation proceeding is pending or, to the Company’s knowledge, threatened against the Owned Real Property or any material portion thereof.  “Permitted Encumbrances” means with respect to any property or asset, any and all of the following:  (i) Liens reflected in the consolidated financial statements as of September 26, 2004 (or in the notes thereto) contained in the Company SEC Documents or otherwise disclosed in the Company SEC Documents, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company or any of its Subsidiaries in the operation of its respective business, (iii) Liens for current Taxes not yet due and delinquent or being contested in good faith, (iv) with respect to the Owned Real Property in Waltham, Massachusetts, the Liens shown in Schedule B of the following title insurance policies: (A) Owner’s Policy of Title Insurance No. 02-PHI-0581GD, dated August 15, 2002, issued by Fidelity National Title Insurance Company of New York to Polaroid Waltham Real Estate LLC, (B) Owner’s Policy of Title Insurance No. C6514-OP, dated January 12, 2004, issued by Lawyers Title Insurance Corporation to Polaroid Norwood Real Estate LLC, and (C) Owner’s Policy of Title Insurance No. C7117-OP, dated May 12, 2004, issued by Lawyers Title Insurance Corporation to Polaroid Norwood Real Estate LLC, (v) with respect to the Owned Real Property in New Bedford, Massachusetts, the Liens shown in Schedule B of Owner’s Policy of Title Insurance No. 02-PHI-0582GD, dated September 30, 2002, issued by Fidelity National Title Insurance Company of New York to Polaroid New Bedford Real Estate LLC, and (v) with respect to the Owned Real Property other than the Owned Real Property located in Waltham, Massachusetts and New Bedford, Massachusetts, such Liens or other restrictions which have not had, and which could not reasonably be expected to have, a Company Material Adverse Effect.

(c)           Neither the Company nor any Subsidiary has received written notice of actual or threatened cancellation or suspension of any utility services or certificate of occupancy for any portion of the Owned Real Property which will apply to periods after the Effective Time and which have not been resolved.  Neither the Company nor any Subsidiary has received written notice of actual or threatened material special assessments or reassessments of the Owned Real Property, except as may be disclosed by title policies, commitments, or date-down endorsements provided by the Company to Purchaser or as reflected in the Company SEC Documents or the Interim Financial Statements.

(d)           To the Company’s knowledge, the buildings, structures and improvements included within the Owned Real Property are in reasonably adequate condition for the operations of the Company and its Subsidiaries, normal wear and tear excepted.

(e)           There does not exist on or contiguous to the material Owned Real Property any portion of a wetland, watercourse, waterbody, floodplain or shoreland district, or tidelands or coastal zone, which is regulated by the Army Corps of Engineers, except as does not materially interfere with the current use and operations of the Owned Real Property.

Section 3.19           Leased Real Property.  The Company or any Subsidiary has, or has caused to be delivered, to Purchaser, a correct and complete copy of all leases (collectively, the

“Leases”) pursuant to which the Company or any Subsidiary has a leasehold interest in real property and which require the Company and its Subsidiaries to make annual rent payments of $120,000 or more (collectively, the “Leased Real Property”).  Section 3.19 of the Company Disclosure Schedule lists (i) the street address of each parcel of Leased Real Property, and (ii) the identity of the lessor, lessee, and current occupant (if different from the Company or such Subsidiary) of each such parcel of Leased Real Property.  Except as set forth in Section 3.19 of the Company Disclosure Schedule, (i) to the Company’s knowledge, all of the Leases are valid, existing and in full force and effect and binding upon the Company and the other parties thereto in accordance with the Leases’ terms, (ii) the leases that have been provided to Purchaser have not been modified or amended in any material respect from the copies provided to Purchaser, and (iii) there exists no default, after the expiration of any applicable notice, grace or cure period, under any of the Leases by the Company or any Subsidiary, or to the Company’s knowledge, by the respective lessors thereunder, except for such defaults as would not have a Company Material Adverse Effect.

Section 3.20           Brokers.  Except for J.P. Morgan & Co, Inc. and Lehman Brothers, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the origination, negotiation or execution of this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  The Company has furnished to Purchaser the engagement letters that it has with J.P. Morgan Chase & Co, Inc. and Lehman Brothers, Inc.

Section 3.21           State and Foreign Takeover Statutes.  The restrictions on business combinations set forth in Section 203 of the DGCL will not be applicable to the Merger and the other transactions contemplated by this Agreement.  No other “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover statute or regulation is applicable to the Merger or the other transactions contemplated by this Agreement.

Section 3.22           Powers of Attorney.  The Company has not granted to any person a power of attorney or other authorization in favor of such person to act on its behalf or to bind it other than the authority of its duly elected corporate officers, except in the ordinary course of business.

Section 3.23           Insurance.  Section 3.23 of the Company Disclosure Schedule lists each material insurance policy maintained by the Company or any Subsidiary with respect to the Company’s or Subsidiary’s properties, assets and operations, including title insurance policies owned by the Company, and sets forth the date of expiration of each such insurance policy and the applicable premium or premiums related thereto or payable thereunder.  Each such insurance policy is in full force and effect.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

The Parent and Purchaser hereby represent and warrant to the Company that the following statements contained in this Article IV are true and correct as of the date hereof:

Section 4.01           Organization and Qualification.  Each of Parent and Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

Section 4.02           Authority Relative to This Agreement.  Each of Parent and Purchaser has all necessary power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary action, and no other proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL and the applicable provisions of the LLC Act).  This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company constitutes a legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally or principles governing the availability of equitable remedies.

Section 4.03           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by each of Parent and Purchaser do not, and the performance of this Agreement by each of Parent and Purchaser will not, (i) conflict with or violate its organizational documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained and all filings and obligations described in Section 4.03 have been made or complied with, conflict with or violate in any material respect any Law applicable to Parent or Purchaser or by which any property or asset of Parent or Purchaser is bound or affected, or (iii) conflict with, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Purchaser pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which any property or asset of Parent or Purchaser is bound or affected other than liens granted to financing sources and, except in the case of each of clauses (ii) and (iii), these violations, conflicts, breaches or defaults which would not result in a Purchaser Material Adverse Effect.  The term “Purchaser Material Adverse Effect” means any event, change, violation, inaccuracy, circumstance or effect that is individually or in the aggregate, materially adverse to the condition (financial or otherwise), assets, properties, income, liabilities or results of operations of Purchaser and its subsidiaries, taken as a whole; provided, however, that any such event, change, circumstance or effect resulting from any (i) change in GAAP that apply to the Parent or Purchaser; (ii) adverse change applicable to the U.S. economy as a whole or foreign economies in locations where the Parent or Purchaser have operations or sales, except in any such case, to the extent such effect on the Parent or Purchaser is materially disproportionate; (iii) adverse change to the extent attributable to the announcement or pendency of the Merger or any of the transactions contemplated hereby; or (iv) fees or expenses payable as a result of the performance of the transactions contemplated by this Agreement shall not be considered when determining if a Purchaser Material Adverse Effect has occurred.

(b)           The execution and delivery of this Agreement by each of Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, order, authorization, registration or permit of, or filing with or notification to, any Governmental Entity, except (i) for the pre-merger notification requirements of the HSR Act and the receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar law or regulation, (ii) for the filing and recordation of appropriate merger documents as required by Section 251(c) of the DGCL and applicable provisions of the LLC Act and (iii) for such other consents, approvals, orders, authorizations, registrations, permits, filings or notifications that if not obtained or made would not, individually or in the aggregate, have a Purchaser Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.04           Litigation.  There is no Legal Proceeding pending or, to the best knowledge of Parent or Purchaser, threatened against Parent or Purchaser or any of its affiliates that would prevent, delay or make illegal the consummation of the transactions contemplated by this Agreement.

Section 4.05           Brokers’ and Finders’ Fees.  Except for Houlihan Lokey Howard & Zukin, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Purchaser.

Section 4.06           Financing.

(a)           Parent and Purchaser have delivered to Wells Fargo, N.A., as escrow agent, funds which, together with cash on hand, are sufficient to pay the aggregate Merger Consideration and amounts payable in respect of Company Options.

(b)           None of the funds constituting a part of the Merger Consideration or used by Parent or Purchaser to pay any amounts in respect of Company Options pursuant to this Agreement or in connection with the transactions contemplated hereby (i) are derived from any unlawful activity; or (ii) constitute property of, or are beneficially owned directly or indirectly by any persons subject to sanctions or trade restrictions under U.S. law that are identified on the List of Specially Designated Nationals and/or Blocked Persons maintained by the Office of Foreign Assets Control, U.S. Department of the Treasury.

ARTICLE V.

CONDUCT OF BUSINESSES PENDING THE MERGER

Section 5.01           Conduct of Business by the Company Pending the Merger.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, subject to the provisions of Section 5.02 and except as otherwise contemplated by this Agreement or except as required by a Governmental Entity or applicable Law or as set forth in Section 5.01 of the Company Disclosure Schedule and except to the extent that Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), (a) the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and consistent with past practice, and in accordance in all material respects with all applicable laws, rules and regulations, and (b) the Company agrees to use all reasonable efforts consistent with past practices and policies to keep available the services of its present officers and key employees and consultants and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having material business dealings with it.  The Company shall promptly notify Purchaser of any event or occurrence not in the ordinary course of business of the Company.

Except in connection with a transaction permitted pursuant to the provisions of Section 5.02 and by way of amplification and not limitation, except as contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the earlier of (i) Termination or (ii) the Effective Time, do, any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, delayed or modified):

(a)           amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents;

(b)           issue, sell, pledge, dispose of, grant, encumber, authorize or propose the issuance, sale, pledge, disposition, grant or encumbrance of any shares of its capital stock of any class, or any options, restricted stock, Company Restricted Shares, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or any other ownership interest (including, without limitation, any phantom interest), of the Company, except issuances of Company Stock upon the exercise of Company Options outstanding as of the date hereof;

(c)           subject to the provisions of Section 5.02, sell, lease, transfer, mortgage, license, pledge, grant, encumber or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to its business, except in the ordinary course of business, consistent with past practice;

(d)           subject to the provisions of Section 5.02, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock other than from a Subsidiary to another Subsidiary or to the Company;

(e)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger), other than any liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization solely among wholly-owned direct or indirect Subsidiaries of the Company);

(f)            create or form any subsidiary;

(g)           split, combine, subdivide, redeem or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

(h)           acquire or agree to acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than in the ordinary course of business consistent with past practice;

(i)            incur, other than Subsidiary to Subsidiary or Subsidiary to Company, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary of business consistent with past practice;

(j)            revalue any of its material assets, including writing down the value of inventory or writing off notes or accounts receivable, except as required by GAAP, applicable accounting requirements or the published rules and regulations of the SEC with respect thereto in effect during the periods involved;

(k)           modify or amend any Material Contract in any manner materially adverse to the Company and its Subsidiaries, or terminate any Material Contract or agreement to which the Company or any of its Subsidiaries is a party (including, without limitation, any customer contract, leases, licensing, distribution, sponsorship, advertising or other similar agreement, or joint venture agreement) involving annual revenues of the Company in excess of $1,000,000, or waive, release or assign any material rights or claims thereunder, other than any modification, amendment or termination of any such contract or any waiver, release or assignment of any such material rights or claims thereunder in the ordinary course of business;

(l)            make or change any material Tax election (except with respect to depreciation elections made upon placing property in service), change an annual accounting period, adopt or change any accounting method, amend any material Tax Return (including an amended return), enter into any Tax arrangement or closing agreement, settle or consent to any Tax claim, surrender any right to claim a refund of Taxes or consent to any extension or waiver of the statutory period of limitations applicable to any Tax claim, in each case except (taking into account applicable extensions of the due date for filing any Tax Return that are actually granted by the applicable Tax Authority) as required by Law or with the written consent of Purchaser (following a review of such item by Purchaser for an adequate period prior to the time any action is due), except as would not reasonably be expected to have a Company Material Adverse Effect;

(m)          authorize any capital expenditure in excess of $500,000, in the aggregate (other than capital expenditures set forth in Section 5.01(m) of the Company Disclosure Schedule);

(n)           enter into any lease or contract for the purchase or sale of any property, real or personal in excess of $500,000, except in the ordinary course of business, consistent with past practice;

(o)           cancel or terminate any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated unless such insurance policy is replaced with a substantially equivalent policy;

(p)           settle any material claims (including Tax claims), audits, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business, or of claims, liabilities or obligations reflected or reserved against in or contemplated by, the consolidated financial statements (or the notes thereto) of the Company;

(q)           increase, or agree to increase, the compensation payable, or to become payable, to its officers which are required to file statements with the SEC pursuant to Section 16 of the Exchange Act (the “Section 16 Officers”), or grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors or Section 16 Officers, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other Plan, agreement, trust or fund for the benefit of any director or Section 16 Officer; provided, however, that the foregoing provisions of this subsection shall not apply to any amendments to employee benefit plans described in Section 3(3) of ERISA;

(r)            increase, or agree to increase, the compensation payable, or to become payable, to its employees, other than Section 16 Officers, except for increases in the ordinary course of business and in accordance with past practice in salaries or wages of its employees, or except in the ordinary course of business grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its employees, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other Plan, agreement, trust or fund for the benefit of any employee; provided, however, that the foregoing provisions of this subsection shall not apply to any amendments to employee benefit plans described in Section 3(3) of ERISA or entry into any collective bargaining arrangement that may be required by Law with respect to foreign Subsidiaries;

(s)           transfer or license to any person or entity or otherwise extend, amend or modify any material Owned Intellectual Property Rights, other than in the ordinary course of business;

(t)            extend any offers of employment to potential employees who would receive total compensation at a rate of $200,000 per year or more or extend any consulting or independent contracting offers involving more than $200,000 per year that are not cancelable on prior notice of 30 days or less; or

(u)           take, authorize, or commit or agree to take, any of the foregoing actions.

Section 5.02           Sale of IDP Business.

(a)           Notwithstanding any other provision of this Agreement to the contrary, the Company shall be entitled, prior to the Effective Time, to sell, convey, transfer or otherwise dispose of, or agree to sell, convey, transfer or dispose of, all of the assets and liabilities (if any) related to the business referred to by the Company and the Purchaser as the IDP business (the “IDP Business” and any such sale, conveyance, transfer or disposition being referred to as the “IDP Sale”) to a third party (the “IDP Purchaser”).

(b)           Any such IDP Sale shall be subject to the reasonable consent of the Purchaser (not to be unreasonably withheld or delayed), as evidenced by a written instrument of the Purchaser delivered prior to the execution by the Company of a definitive purchase and sale agreement (the “IDP Agreement”) with the IDP Purchaser, with respect to the following matters: (i) the assets (including intellectual property rights) to be sold to, and the liabilities (if any) to be assumed by, the IDP Purchaser, (ii) the accounts payable (if any) and the accounts receivable (if any) to be assigned as part of the IDP Sale, (iii) the real estate to be conveyed to the IDP Purchaser as part of the IDP Sale, (iv) the employees to be transferred to (and the employee compensation and benefits to be assumed by) the IDP Purchaser as part of the IDP Sale, (v) any representations, warranties or indemnities of the Company to the IDP Purchaser which will extend beyond the date of closing of the IDP Sale (the “IDP Closing”), and (vi) all supply and similar agreements between the Company and the IDP Purchaser which will survive the IDP Closing.  Unless the prior written approval of the Purchaser has been obtained, the Company shall not execute and deliver the IDP Agreement unless it provides for a final, outside IDP Closing date which is not later than 60 days following the anticipated Effective Time.

(c)           Without the prior written consent of the Purchaser, the purchase and sale price for the IDP Business shall not be less than the “Minimum IDP Sale Price.”  For these purposes, the term “Minimum IDP Sale Price” shall mean (A) in the case of a IDP Closing which is to occur (and does occur) prior to the Effective Time, an amount in cash (or “Liquid Securities,” as such term is defined below) equal to $45 million plus (i) any and all Taxes, current or deferred, resulting from such IDP Sale, and (ii) any costs, fees and expenses (including investment banking, legal and accounting fees and expenses) associated with such IDP Sale, and (B) in the case of a IDP Closing which is to occur following the Effective Time (but within 60 days thereafter), an amount in cash (or “Liquid Securities,” as such term is defined below) equal to $45 million plus (i) any and all Taxes, current or deferred, resulting such IDP Sale, (ii) the amount of $6 million (to reimburse the Surviving Corporation for the assumed costs of such IDP Sale, whether such costs are more or less than $6 million) and (iii) an amount equal to $7 million per month (or pro-rata portion thereof if less than a month) for each 30-day period from the Effective Time to the IDP Closing date.  For purposes of this Section 5.02, the term “Liquid Securities” means equity securities which (1) have been or are being issued, contemporaneously with the IDP Closing, by the IDP Purchaser or one of its affiliates, (2) are listed and regularly traded on a nationally recognized securities exchange and denominated in U.S. Dollars, and (3) are freely tradable by the holder thereof within five business days of the IDP Closing Date.  Any Liquid Securities received in connection with a IDP Sale shall be sold, at the best price obtainable using commercially reasonable efforts, as soon as practicable (taking into account any restrictions described in clause (3) of the preceding sentence) following the IDP Closing.

(d)           If a IDP Closing occurs prior to the Effective Time, then the Company shall, simultaneously with the IDP Closing, deposit into a specially designated account with a commercial bank the amount of $45 million (the “IDP Reserve Account”).  The IDP Reserve Account shall be invested in accordance with Company investment policies and any income resulting therefrom may be withdrawn by the Company from such Account.  Except with respect to such investment income, the amount on deposit in the IDP Reserve Account shall not be used by the Company for any purpose other than as described in the following sentence.  Immediately prior to the Effective Time, the Company shall transfer the $45 million in the IDP Reserve Account to the Paying Agent for deposit in the Merger Fund, and the amount to be deposited by the Purchaser or the Parent pursuant to Section 2.02(a) hereof shall be net reduced by the amount so transferred from the IDP Reserve Account to the Merger Fund.  Any gross proceeds from a IDP Sale which is realized from a IDP Closing occurring prior to the Effective Time and which exceeds the Minimum IDP Sale Price (as defined in paragraph (c) (A) of this Section 5.02) may be distributed by the Company to the Company Stockholders in the form of a dividend at any time prior to the Effective Time and, if the Company chooses to pay such dividend, no CVRs shall be issued.  In the event that a IDP Sale is consummated by the Company prior to the Effective Time as provided in this Section 5.02, and the Company has not distributed to the Company Stockholders prior to the Effective Time an amount equal to the gross proceeds of a IDP Sale that exceed the Minimum IDP Sale Price, the Parent and the Surviving Corporation shall cause the Paying Agent to promptly pay to each holder of a CVR a cash amount in respect of each such CVR equal to (A) the excess, if any, of the gross proceeds of the IDP Sale over the Minimum IDP Sale Price (as defined in paragraph (c)(A) of this Section 5.02), divided by (B) the aggregate number of CVRs outstanding; provided, that such amount shall not be required to be paid to any Company Stockholder unless such holder is or has been otherwise entitled to Merger Consideration in accordance with the procedures set forth in Section 2.02.

(e)           If a IDP Agreement is executed by the Company and the IDP Purchaser prior to the Effective Time and the IDP Closing occurs not later than 60 days following the Effective Time, then the Surviving Corporation shall pay and distribute to each holders of a CVR an amount equal to (A) the excess, if any, of the gross proceeds of the IDP Sale over the Minimum IDP Sale Price (as defined in paragraph (c)(B) of this Section 5.02), divided by (B) the aggregate number of CVRs outstanding; provided that such amount shall not be required to be paid to any holder of a CVR unless such holder is or has been otherwise entitled to Merger Consideration in accordance with the procedures set forth in Section 2.02 hereof or payment in respect of any Company Options pursuant to Section 2.04 hereof.  Any payment in respect of a CVR shall be paid in accordance with the last known address for such holder of a CVR maintained by the Company and the Paying Agent at the time of such payment.

(f)            No holder of a CVR shall be entitled to any proceeds of a IDP Sale as to which a IDP Closing occurs following the Effective Time if (A) the gross proceeds of such sale are less than the Minimum IDP Sale Price (as such term is defined in paragraph (c) (B) of this Section 5.02), or (B) if the IDP Closing occurs following the date which is 60 days after the Effective Time.  In such event, all CVRs shall automatically terminate, be cancelled and cease to exist on the earlier to occur of (y) the IDP Closing Date (as to which the gross proceeds of sale are less than the Minimum IDP Sale Price) or (z) the date which is 60 days following the Effective Time, if no IDP Closing has occurred prior to such date.

(g)           The CVRs will be uncertificated contract rights and will be non-assignable and non-transferable by any holder thereof, except as required by any applicable community property laws or laws of descent and distribution.  The holder of the CVR will not be entitled to any of the rights of a stockholder in Parent or the Surviving Corporation (including, without limitation, voting and dividend rights).

(h)           The Company shall not intentionally delay a Closing of the Merger pursuant to Article VII hereof in order to otherwise benefit (or have the Company Stockholders otherwise benefit) from a IDP Sale or a IDP Closing pursuant to this Section 5.02.  Neither the Parent nor the Surviving Corporation shall intentionally delay a IDP Closing of a IDP Sale in respect of which a IDP Agreement has been executed by the Company or its Subsidiaries prior to the Effective Time and which would otherwise entitle the holder of CVRs to any proceeds in respect thereof.  For a period of 12 months following the Effective Time, Parent shall not, and shall cause the Surviving Corporation and its subsidiaries not to, enter into any IDP Agreement with any prospective purchaser (or any of its affiliates) of the IDP Business if, prior to the Effective Time, Purchaser shall have withheld its consent pursuant to Section 5.02(b) to a IDP Sale with such prospective purchaser (or its affiliates); provided that the terms of such IDP Agreement are on the same or similar terms as the IDP Sale pursuant to which Purchaser withheld its consent.

(i)            All references in this Section 5.02 to the “Company” shall include Subsidiaries of the Company.

Section 5.03           Litigation.  The Company shall notify Purchaser in writing promptly after learning of any Legal Proceeding by or before any court, arbitrator or arbitration panel, board or other Governmental Entity initiated by it or against it, or known by it to be threatened against it or any of its officers, directors, employees or stockholders in their capacity as such that would reasonably be expected to have a Company Material Adverse Effect.

Section 5.04           Notification of Certain Matters.  Purchaser shall give reasonably prompt notice to the Company, and the Company shall give reasonably prompt notice to Purchaser, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it becomes aware and would be likely to cause (x) any representation or warranty contained in this Agreement applicable to it to be untrue or inaccurate, in any material respect, or (y) any covenant, condition or agreement contained in this Agreement applicable to it not to be complied with or satisfied, in any material respect; and (ii) any failure or inability of it to comply, in any material respect, with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.01           Company Stockholder Approval.  (a)  The Company shall reasonably promptly, after the date of this Agreement and in accordance with applicable Law, the Company’s Certificate of Incorporation and Bylaws, convene a meeting of its stockholders (the “Stockholders Meeting”) and, subject to its fiduciary obligations and the terms and conditions of this Agreement, use commercially reasonable efforts to obtain their approval and adoption of this Agreement, the Merger, and the other transactions contemplated by this Agreement.

Section 6.02           Preparation of the Proxy Statement.  Subject to the terms and conditions of this Agreement, as soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement relating to the adoption of this Agreement by the stockholders of the Company’s at the Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”).  The Company will use all reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement shall have been cleared by the SEC.  Parent and Purchaser shall furnish all information concerning it as the Company may reasonably request and as may be required by Law and the Exchange Act in connection with any such action and the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Proxy Statement will be made by the Company, without providing Purchaser a reasonable opportunity to review and comment on the portions thereof that relate to the Purchaser, the Parent, the Merger and the other transactions contemplated by this Agreement.  The Company will advise Purchaser, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Purchaser, or any of their respective affiliates, officers or directors, should be discovered by the Company or Purchaser which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any statements which, in light of the circumstances under which they were made, are false or misleading as to a material fact, or omits to state any material fact necessary to make the statements therein not false or misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.  A copy of the opinion of Company’s Financial Advisor shall be included in the Proxy Statement.

Section 6.03           Access to Information; Confidentiality.

(a)           From the date of this Agreement to the Effective Time, subject to applicable Laws relating to the exchange of information and subject to attorney-client privilege, the Company shall:  (i) provide Purchaser (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Representatives”)) access at reasonable times upon prior notice to the directors, officers, employees, agents, properties, offices, books, records and other facilities of the Company and the Subsidiaries and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as reasonably requested by Purchaser.

(b)           The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Non-Disclosure Agreement, dated April 29, 2004 (the “Non-Disclosure Agreement”), between the Company and Purchaser.  If this Agreement is, for any reason, terminated prior to the Closing, the Non-Disclosure Agreement shall continue in full force and effect in accordance with its terms.

Section 6.04           No Solicitation of Transactions.

(a)           From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except as otherwise permitted hereby, the Company will not, nor shall it authorize or permit any of its officers and directors and it will use its commercially reasonable efforts to cause its agents, affiliates, employees and advisors not to,(i)  solicit, initiate or knowingly encourage (including, but not limited to, by way of furnishing nonpublic information) any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or is reasonably expected to lead to, any Competing Transaction (as defined below), (ii) enter into or maintain or continue discussions or negotiations with any person in furtherance of such inquiries or to obtain a Competing Transaction, (iii) agree to any Competing Transaction or (iv) endorse any Competing Transaction; provided, however, that notwithstanding anything to the contrary contained herein, prior to the adoption of this Agreement and the approval of the Merger by the Company Stockholders, nothing in this Section 6.04 shall in any respect prohibit the Board of Directors of the Company or the officers, directors, agents, affiliates, employees or advisors of the Company or its Subsidiaries from furnishing or disclosing information to, or engaging in discussions or negotiations with, any person or entity that makes an unsolicited bona fide written proposal to acquire the Company pursuant to a Competing Transaction (a “Competing Transaction Proposal”), if the Board of Directors of the Company acting in good faith determines after consultation with the Company’s financial advisor, such proposal constitutes or could reasonably be expected to result in a Superior Proposal.  A “Superior Proposal” shall mean any unsolicited, bona fide written Competing Transaction Proposal made by a third person on terms that the Board of Directors of the Company determines, taking into consideration such financial, legal, regulatory and other factors as they deem relevant, to be more favorable to the holders of Company Stock than those contemplated by this Agreement and is reasonably likely to be completed.  The Company shall immediately cease and shall use its commercially reasonable efforts to cause its officers, directors, agents, affiliates , employees and advisors to cease any existing activities, discussions or negotiations with any parties other than Purchaser with respect to any Competing Transaction.  Notwithstanding anything herein to the contrary, neither the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates, agents and advisors shall be prohibited in any manner from discussing, negotiating or soliciting offers or indications of interest or entering into agreements with respect to the sale of the IDP Business.

(b)           The Company shall promptly (within 48 hours) notify Purchaser after receipt by the Company (or any of its officers, directors, employees, agents or advisors or other representatives) of any Competing Transaction Proposal or any request for nonpublic information or inquiry which it reasonably believes could be expected to lead to a Competing Transaction Proposal and shall provide to Purchaser, in writing, the terms and conditions of any such Competing Transaction Proposal, or such request or inquiry and the identity of the person making the same.  Prior to the Company furnishing information with respect to the Company, as permitted by Section 6.03(a) to any person making such a Competing Transaction Proposal, the Company shall enter into a confidentiality agreement with such person the terms of which are not materially less restrictive than the Non-Disclosure Agreement, provided that all such information (to the extent such information has not been provided to Purchaser) is provided or made available to Purchaser at such time such information is made available to such person.

(c)           Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw (or modify in a manner adverse to Purchaser) or publicly propose to withdraw (or modify in a manner adverse to Purchaser) once made, its recommendation in favor of this Agreement or the transactions contemplated hereby (it being understood that taking a neutral position or no position with respect to a Competing Transaction Proposal shall be considered an adverse modification) or approve or recommend a Competing Transaction Proposal (any action described in this subsection being referred to as a (“Company Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any subsidiary thereof to execute, or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement or other business combination or acquisition agreement, joint venture agreement or other agreement constituting or relating to a Competing Transaction Proposal (other than a confidentiality agreement related thereto).  Notwithstanding the foregoing, the Board of Directors of the Company may, prior to the adoption and approval of the Merger and this Agreement by the Company Stockholders, make a Company Adverse Recommendation Change in connection with a Superior Proposal if the Board of Directors determines in good faith (after consulting with its outside legal counsel) that the failure of the Board of Directors to effect a Company Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Law; provided, that no Company Adverse Recommendation Change may be made in connection with a Superior Proposal until the second business day following Purchaser’s receipt from the Company of (x) a notice that the Board of Directors of the Company has determined that such Competing Transaction Proposal constitutes a Superior Proposal and that it intends to make a Company Adverse Recommendation Change and (y) the terms and conditions of any offer or proposal in respect to the Superior Proposal (it being understood that any changes to the financial or material terms of such Superior Proposal shall require a new notice and two (2) day period).  In determining whether to make a Company Adverse Recommendation Change in response to a Superior Proposal, the Board of Directors shall take into account any changes to the terms of this Agreement or the Merger proposed by Purchaser (in response to a notice) in determining whether such proposal shall constitute a Superior Proposal.

(d)           Notwithstanding the foregoing, (i) the Board of Directors of the Company shall be permitted to disclose to the stockholders of the Company a position with respect to a Competing Transaction Proposal required by Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act and (ii) the Board of Directors of the Company may withdraw, modify or amend the recommendation of the Merger and this Agreement by the Board of Directors of the Company or disclose any other information to the Stockholders of the Company at any time if, in each case, it determines, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Law.

(e)           A “Competing Transaction” means any of the following involving the Company (other than the Merger and the other transactions contemplated by this Agreement):  (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of a material portion of the assets or debt or equity securities of such party; and (iii) a tender offer or exchange offer for a majority of the outstanding voting securities of such party.

Section 6.05           Indemnification; Directors’ and Officers’ Insurance.

(a)           For a period of six years from and after the Effective Time, each of Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless all past and present officers, directors and employee benefit plan fiduciaries of the Company and its Subsidiaries (each, an “Indemnified Party”) to the same extent such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company’s Certificate of Incorporation or Bylaws, employment agreements, indemnification agreements identified on the Company Disclosure Schedule or under applicable Law for acts or omissions which occurred at or prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the transactions contemplated hereby).  The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to indemnification, advancement and exculpation that are at least as favorable to the Indemnified Parties as those provisions contained in the Company’s Certificate of Incorporation and Bylaws in effect on the date hereof, and such provisions shall not be amended, repealed or otherwise modified for a period of six years in a manner that would adversely affect the rights of the past and present officers and directors of the Company or any of its Subsidiaries (unless such modification is required by applicable Law).

(b)           For a period of six years from and after the Effective Time, the Surviving Corporation, and in the event the Surviving Corporation fails to do so, Parent, shall without any lapse in coverage provide to the past and present officers and directors of the Company directors’ and officers’ liability insurance with respect to acts or omissions occurring at or prior to the Effective Time covering each past and present officer and director of the Company who is covered by the Company’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been delivered to Purchaser).  The terms and coverage amounts of the directors’ and officers’ liability insurance policy to be so provided shall be at least as favorable as the terms and coverage amounts of the liability insurance policies in effect on the date hereof; provided, however, that in no event shall the Surviving Corporation or Parent be required to expend annual premiums of more than 200% of the current aggregate annual premium expended by the Company (such 200% being the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if the Surviving Corporation and Parent are unable to obtain the insurance called for by this Section 6.05 without exceeding the Insurance Amount, the Surviving Corporation and Parent shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company shall use commercially reasonable efforts to provide any information reasonably required by the Surviving Corporation’s insurance carrier for the purpose of obtaining such insurance; and, provided, further, that the Surviving Corporation and Parent reserve the right to substitute insurance carriers or insurance coverage as long as the substituted insurance coverage, which shall be provided without any lapse in coverage is at least as favorable to the past and present officers and directors as the terms and coverage amounts of the liability insurance policy in effect on the date hereof and so long as any such substitute insurance carriers have an AM Best Insurance/credit rating equal to or better than the AM Best insurance/credit rating for the existing Company’s insurance carriers.

(c)           In addition to the other rights provided for in this Section 6.05 and not in limitation thereof, for six years from and after the Effective Time, Parent and the Surviving Corporation each shall jointly and severally and to the fullest extent permitted by applicable Law indemnify and hold harmless, the Indemnified Parties against all losses, claims, damages, judgments, fines, penalties or amounts paid in settlement (collectively, “Losses”) in respect of any threatened, pending or completed claim, action suit or proceeding, whether criminal, civil, administrative or investigative, based on, or arising out of or relating to the fact that such person is or was a director or officer of the Company or of any of its Subsidiaries or arising out of acts or omissions occurring on or prior to the Effective Time (collectively, an “Indemnifiable Claim”); provided, that neither the Surviving Corporation or Parent shall be responsible for any amounts paid in settlement of any Indemnifiable Claim without the consent of Parent and the Surviving Corporation, which consent shall not be unreasonably withheld or delayed.  Each of Parent and the Surviving Corporation shall advance all reasonable expenses (including reasonable fees and expenses of counsel) incurred by or on behalf of an Indemnified Party in connection with an Indemnifiable Claim (including the cost of any investigation and the preparation incurred in connection therewith) within 10 days after receipt by it of a statement or statements from such Indemnified Party requesting such advance or advances from time to time, provided that prior thereto the Indemnified Party provides to the Surviving Corporation an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction (which determination shall have become final and non-appealable) that such person is not entitled to indemnification from the Surviving Corporation.

(d)           If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e)           The provisions of this Section 6.05 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives.  The rights of all past and present officers and directors of the Company under this Section 6.05 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Law or otherwise.

Section 6.06           Further Action; Consents; Filings.

(a)           Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (ii) obtain from any Governmental Entity or any other person all consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Purchaser or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, including those required under the HSR Act, and (iii) make all necessary filings, and thereafter make any other required submission, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement required under applicable Law.  The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith.

(b)           Purchaser and the Company shall file as soon as practicable after the date hereof (and in any event within ten Business Days) notifications under the HSR Act and any similar filings required by any other applicable competition, merger control, antitrust or similar law or regulation and each of Purchaser and the Company shall use commercially reasonable efforts to respond as promptly as practicable to all reasonable inquiries or requests and to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Anticompetition Laws”).  Purchaser shall be responsible for all filing fees arising from the filings under the HSR Act contemplated by this Section 6.06(b).

(c)           From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company and Purchaser shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity in respect of any Anticompetition Laws.

Section 6.07           Public Announcements.  Except with respect to any Company Adverse Recommendation Change, Purchaser and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements (other than routine employee communications) with respect to the transactions contemplated by this Agreement, including the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may in its good faith judgment conclude may be required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement; provided, however, the Company will not disclose any information about Purchaser’s financing sources, except as required by Law.  The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form attached hereto as Exhibit C.

Section 6.08           Resignation of Directors.  As of the Effective Time, the Company shall use its commercially reasonable efforts to cause each of its directors, and, to the extent reasonably requested by Parent, the directors of each of its Subsidiaries, to execute and deliver a letter effectuating his or her resignation as a director immediately prior to the Effective Time.

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.01           Conditions to the Obligations of Each Party.  The respective obligations of the Company and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)           Stockholder Approval.  This Agreement and the Merger shall have been approved and adopted by the requisite affirmative vote of the Company Stockholders in accordance with the DGCL;

(b)           No Order.  No Governmental Entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

(c)           Consents.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any consents by a non-U.S. Governmental Entity that are material and are required to be obtained under Anticompetition Laws shall have been obtained; and

(d)           No Litigation.  There shall not be any suit, action or proceeding pending by any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated hereby.

Section 7.02           Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.04 and Section 3.09 of this Agreement (the “Specified Sections”) shall be true and correct in all material respects; on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for such representations made as of a specified date the accuracy of which will be determined as of the specified date) and (ii) the representations and warranties (other than the Specified Sections) made by the Company in this Agreement (which for purposes of this paragraph (a)(ii) shall be read as though none of them contained any Company Material Adverse Effect or materiality qualifier) shall be true and correct in all respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for such representations made as of a specified date the accuracy of which will be determined as of the specified date), except for changes permitted by Section 5.01 and except where the failure of the representations and warranties in the aggregate to be true and correct in all respects would not have a Company Material Adverse Effect; and Purchaser shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, to that effect;

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and Purchaser shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect;

(c)           Dissenting Shares.  No more than 15% of the outstanding shares of Company Stock shall be qualified to be Dissenting Shares as of the Effective Time; and

(d)           FIRPTA Certificate.  The Company shall have provided to the Purchaser prior to the Closing Date a duly executed FIRPTA certificate for purposes of satisfying Purchaser’s obligations under Treasury Regulation Section 1.1445-2(c).

Section 7.03           Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties made by Parent and Purchaser in this Agreement shall be true and correct as of the Effective Time except (i) that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date (subject to the following clauses (ii) and (iii)), (ii) for changes contemplated by this Agreement, and (iii) where the failure to be so true and correct would not have a Purchaser Material Adverse Effect, and the Company shall have received a certificate of the Chief Executive Officer of each of Parent and Purchaser to that effect; and

(b)           Agreements and Covenants.  Each of Parent and Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of a duly authorized officer of each of Parent and Purchaser to that effect.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.01           Termination.  This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement by the stockholders of the Company as follows:

(a)           by mutual written consent duly authorized by the Board of Directors of the Company and the Board of Governors of the Purchaser;

(b)           by either Purchaser or the Company, if the Effective Time shall not have occurred on or before June 6, 2005 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c)           by either Purchaser or the Company upon the issuance of any Order of a Governmental Entity which is final and nonappealable that prohibits the consummation of the Merger;

(d)           by Purchaser on written notice to the Company if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied, or if all conditions to the Company’s obligations shall have been satisfied or waived and the Company fails to proceed with the Closing (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company prior to the Termination Date, Purchaser may not terminate this Agreement under this Section 8.01(d) prior to the first to occur of the Termination Date and 30 days following the receipt of written notice from Purchaser to the Company of such breach, provided that the Company continues to exercise reasonable efforts to cure such breach through such 30 day period (it being understood that Purchaser may not terminate this Agreement pursuant to this paragraph (d) if Parent or Purchaser shall have materially breached this Agreement or if such breach by the Company is cured within such 30 day period);

(e)           by the Company on written notice to Purchaser if there has been a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied, or if all conditions to Purchaser’s obligations shall have been satisfied or waived and Purchaser fails to proceed with the Closing (“Terminating Purchaser Breach”); provided, however, that, if such Terminating Purchaser Breach is curable by Purchaser, the Company may not terminate this Agreement under this Section 8.01(e) prior to the first to occur of the Termination Date and 30 days following the receipt of written notice from the Company to Purchaser of such breach, provided that Purchaser continues to exercise reasonable efforts to cure such breach through such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (e) if it shall have materially breached this Agreement or if such breach by the Purchaser is cured within such 30 day period);

(f)            by either Purchaser or the Company if the required adoption of this Agreement by the Company Stockholders as contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company Stockholders duly convened therefor or at any adjournment thereof;

(g)           by the Company upon the occurrence of a Company Adverse Recommendation Change in the manner set forth in Section 6.04;

(h)           by Purchaser if since the date of this Agreement, there shall have occurred a Company Material Adverse Effect; provided, however, that, if such Company Material Adverse Effect is curable by the Company, Purchaser may not terminate this Agreement under this Section 8.01(h) prior to the first to occur of the Termination Date and 30 days following the occurrence of such Company Material Adverse Effect, provided that the Company continues to exercise reasonable efforts to cure such Company Material Adverse Effect through such 30 day period (it being understood that Purchaser may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement or if such Company Material Adverse Effect is cured within such 30 day period); or

(i)            by the Company if, on or before March 1, 2005, Purchaser or Parent have not deposited or cause to have been deposited an aggregate of an additional $175 million (the “Remaining Amount”) into the escrow fund referred to in the Second Escrow Agreement, or have not delivered Acceptable Commitment Letters (as such term is defined in the Second Escrow Agreement) which, in the aggregate, provide for financing equal to the Remaining Amount; provided, that the amount of financing provided by any Acceptable Commitment Letter shall be deemed to be the lesser of (i) the amount committed under such Acceptable Commitment Letter and (ii) the amount which, based on the terms of such commitment, can be borrowed in cash at the Closing Date to finance the consummation of the Merger (in each case, net of any upfront fees or other costs to be retained or charged by or to be reimbursed to such issuer); provided, further, that the amount of financing provided by any Acceptable Commitment Letter for purposes of this Section 8.01(i) shall be reduced dollar for dollar by the amount of any distribution of funds from the escrow account under the Second Escrow Agreement made pursuant to Section 3(c) thereof in connection with the delivery of such Acceptable Commitment Letter; and provided, further, that for the avoidance of doubt, an Acceptable Commitment Letter for purposes of this Section 8.01(i) is one that on or before March 1, 2005 is acceptable to the Company under Section 3(c) of the Second Escrow Agreement.

Section 8.02           Effect of Termination.  In the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Purchaser, the Parent or the Company or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that (i) Section 6.03(b), this Section 8.02, Section 8.04, Section 6.05 and Article IX shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for the intentional breach of any of its representations or warranties or covenants or agreements set forth in this Agreement.

Section 8.03           Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) subject to applicable Law, waive compliance with any agreement or condition contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 8.04           Termination Fee.  If the Company shall have terminated this Agreement pursuant to Section 8.01(g), or if the Purchaser shall have terminated this Agreement pursuant to Section 8.01(d) or Section 8.01(h), then within seven days following the date of termination, the Company shall pay to Purchaser $15,000,000 in immediately available funds.  If the Company shall have terminated this Agreement pursuant to Section 8.01(e) or Section 8.01(i), then within seven days following the date of termination, the Purchaser shall pay to the Company $40,000,000 in immediately available funds.  If Purchaser shall have terminated this Agreement pursuant to Section 8.01(f), then within seven days following the date of termination, the Company shall reimburse Purchaser for all of its reasonable and actual documented fees and expenses incurred by Purchaser for its outside professionals (including its bankers, outside legal counsel and accountants) and reasonable actual travel expenses for its staff and its outside professionals (including its bankers, outside legal counsel and accountants) to conduct due diligence and to draft and negotiate this Agreement; provided, that such expenses shall not exceed $10,000,000.  Purchaser and the Company agree that the agreements contained in this Section 8.04 are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty.  Accordingly, if any party fails to pay to the other party any amounts due under this Section 8.04, it shall pay the cash and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit of other legal action, taken to collect payment, together with interest on such amounts at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.01           Survival of Representations and Warranties.  The representations and warranties and covenants of the Company, Parent and Purchaser contained in this Agreement, or any certificate, document or instrument delivered pursuant to or in connection with this Agreement shall not survive the Effective Time except for any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, facsimile, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)           if to Parent:

Petters Group Worldwide, LLC

4400 Baker Road

Minnetonka, MN 55343

Facsimile No.: (952) 934-9918

Attention: Thomas J. Petters, Chairman

with a copy to:

Petters Consumer Brands, LLC

4400 Baker Road

Minnetonka, MN 55343

Facsimile No.: (952) 934-9918

Attention: General Counsel

with a copy to (which shall not constitute notice hereunder):

Dorsey & Whitney LLP

250 Park Avenue

New York, New York 10177

Facsimile No.: (212) 953-7201

Attention: Owen C. Marx, Esq.

(b)           if to Purchaser:

Petters Consumer Brands, LLC

4400 Baker Road

Minnetonka, MN 55343

Facsimile No.: (952) 934-9918

Attention: Thomas J. Petters, Chairman

with a copy to:

Petters Consumer Brands, LLC

4400 Baker Road

Minnetonka, MN 55343

Facsimile No.: (952) 934-9918

Attention: General Counsel

with a copy to (which shall not constitute notice hereunder):

Dorsey & Whitney LLP

250 Park Avenue

New York, New York 10177

Facsimile No.: (212) 953-7201

Attention: Owen C. Marx, Esq.

(c)           if to the Company:

Polaroid Holding Company

1265 Main Street

Waltham Massachusetts 02451

Facsimile No: (781) 833-6430

Attention: J. Michael Pocock, President and Chief Executive Officer

with a copy to:

Polaroid Holding Company

1265 Main Street

Waltham Massachusetts 02451

Facsimile No: (781) 833-3238

Attention: Ira H. Parker, Esq., General Counsel

with a copy to (which shall not constitute notice hereunder):

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103-2793

Facsimile No.: (215) 994-2222

Attention: Carmen J. Romano, Esq.

Section 9.03           Certain Definitions.  (a) As used in this Agreement, the following terms shall have the following meanings:

(i)            “affiliate” of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified person.

(ii)           “business day” means any day on which banks are not required or authorized to close in New York, New York.

(iii)          “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

(iv)          “knowledge” means, with respect to the Company, actual knowledge of the Section 16 Officers, Wendy Caswell and Gianfranco Palma.

(v)           “person” means an individual, corporation, partnership, limited partnership, a limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(vi)          “Significant Subsidiary” shall have the meaning given to such term in Rule 12b-2 promulgated under the Exchange Act.

(vii)         “subsidiary” means, with respect to any Person, each entity as to which such Person directly or indirectly owns beneficially or of record or has the power to vote or control, more than 50% of the voting securities of such entity or of any class of equity interests of such entity the holders of which are ordinarily entitled to vote for the election of the members of the Board of Directors or other persons performing similar functions.

(b)           The following terms shall have the meanings defined for such terms in the Sections of this Agreement set forth:

Term	Section
Accounting Rules	Section 3.08(a)
affiliate	Section 9.03(a)
Agreement	Preamble
Assets	Section 3.17
Assumed Value if IDP	Section 2.01(a)
Bankruptcy	Section 3.13(b)
business day	Section 9.03(a)
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Closing	Section 1.02
Closing Date	Section 1.02
COBRA	Section 3.11(d)
Code	Section 2.02(d)
Company	Preamble
Company Adverse Recommendation Change	Section 6.04(c)
Company Disclosure Schedule	Article III
Company ERISA Affiliate	Section 3.11(a)
Company Material Adverse Effect	Section 3.01
Company Options	Section 2.04(a)
Company Permits	Section 3.07
Company Plans	Section 3.11(a)
Company Preferred Stock	Section 3.04(a)
Company Restricted Shares	Section 2.04(b)
Company SEC Documents	Section 3.08(a)
Company Stock	Recitals
Company Stockholder	Recitals
Competing Transaction	Section 6.04(d)
Competing Transaction Proposal	Section 6.04(a)
Consideration	Section 2.01

Term	Section
control	Section 9.03(a)
CVR	Section 2.01
DGCL	Recitals
Dissenting Shares	Section 2.05(a)
Dorsey	Section 1.02
Effective Time	Section 1.02
Environmental Costs	Section 3.13(k)
Environmental Laws	Section 3.13(k)
Environmental Liabilities	Section 3.13(k)
Environmental Permits	Section 3.13(k)
Equity Interest	Section 3.15(q)
ERISA	Section 3.11(a)
Escrow Agreements	Section 1.06
Exchange Act	Section 3.06(b)
First Escrow Agreement	Section 1.06
Foreign Subsidiary	Section 3.15(q)
Governmental Entity	Section 3.06(b)
Dorsey	Section 1.02
GAAP	Section 3.08(a)
Hazardous Materials	Section 3.13(k)
HSR Act	Section 3.06(b)
IDP Agreement	Section 5.02(b)
IDP Business	Section 5.02(a)
IDP Closing	Section 5.02(b)
IDP Consideration	Section 2.01
IDP Purchaser	Section 5.02(a)
IDP Reserve Account	Section 5.02(d)
IDP Sale	Section 5.02(a)
Law	Section 3.06(a)
Leases	Section 3.19
Leased Real Property	Section 3.19
Legal Proceeding	Section 3.10
Letter of Transmittal	Section 2.02(b)
Liabilities	Section 3.08(a)
Licensed-In Intellectual Property Rights	Section 3.14(g)
Liquid Securities	Section 5.02(c)
List	Section 3.13(k)
Losses	Section 6.05(c)
Material Contracts	Section 3.12(a)
Merger	Recitals
Merger Consideration	Section 2.01
Merger Fund	Section 2.02(a)
Minimum IDP Sale Price	Section 5.02(c)
Non-Disclosure Agreement	Section 6.03(b)
Order	Section 7.01(b)

Term	Section
Owned Intellectual Property Rights	Section 3.14(g)
Owned Real Property	Section 3.18(a)
Parent	Preamble
Paying Agent	Section 2.02(a)
Purchaser	Preamble
Purchaser Material Adverse Effect	Section 4.03
Person	Section 9.03(a)
Principal Stockholders	Recitals
Proxy Statement	Section 6.02
Real Property	Section 3.13(k)
Referenced Balance Sheet	Section 3.08(b)
Registered Intellectual Property Rights	Section 3.14(g)
Regulatory Actions	Section 3.13(k)
Release	Section 3.13(k)
Representatives	Section 6.03(a)
SEC	Section 3.08(a)
Second Escrow Agreement	Section 1.06
Section 16 Officers	Section 5.01(q)
Securities Act	Section 3.08(a)
Short Period	Section 3.15(q)
Software	Section 3.14(g)
Specified Sections	Section 7.02(a)
Stock Plan	Section 3.04(a)
Subsidiaries	Section 3.03(a)
Superior Proposal	Section 6.04(a)
Surviving Corporation	Section 1.01
Tax	Section 3.15(q)
Taxable	Section 3.15(q)
Taxable Period	Section 3.15(q)
Tax Authority	Section 3.15(q)
Tax Returns	Section 3.15(q)
Taxes	Section 3.15(q)
Terminating Company Breach	Section 8.01(d)
Terminating Purchaser Breach	Section 8.01(e)
Termination Date	Section 8.01(b)
Third-Party Intellectual Property Rights	Section 3.14(g)
Voting Agreement	Recitals

Section 9.04           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.05           Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties and any attempt to do so will be void; provided, however, Purchaser may assign this Agreement to a wholly-owned subsidiary of Parent or Purchaser without the prior written consent of the Company by having such assignee execute and deliver a counterpart signature page hereto acknowledging its obligations hereunder as a party to this Agreement and as a constituent; provided, further, however that (a) at the time of and as a condition to any such assignment Parent and Purchaser guarantee the obligations hereunder of such assignee in a manner reasonably acceptable to the Company and (b) such assignment (i) is permissible under the DGCL and (ii) does not delay or adversely affect the consummation of the Merger.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Other than under Section 6.05, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.06           Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of the Company’s Board of Directors and the Parent’s or Purchaser’s respective Board of Governors at any time prior to the Effective Time whether before or after stockholder approval; provided, however, that after stockholder approval no amendment shall be made which by Law requires the further approval of the stockholders of the Company without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.07           Incorporation of Exhibits.  The Company Disclosure Schedule, the Parent Disclosure Schedule, the Schedules and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 9.08           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

Section 9.09           Governing Law; Forum.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state and without regard to any applicable conflicts of law.  The parties agree to the exclusive jurisdiction of the Courts of the State of Delaware with respect to any action, suit or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or the enforcement of any rights under this Agreement.

Section 9.10           Construction and Interpretation.

(a)           For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise.  No party to this Agreement shall be considered the draftsman.  The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Appendixes,” “Articles,” “Sections,” “Schedules” and “Exhibits” are intended to refer to an Appendix, Article or Section of, or Schedule or Exhibit to, this Agreement.

(e)           Except as otherwise indicated, all references (i) to any agreement (including this Agreement), contract or Law are to such agreement, contract or Law as amended, modified, supplemented or replaced from time to time, and (ii) to any Governmental Entity include any successor to that Governmental Entity.

Section 9.11           Further Assurances.  Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 9.12           Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13           Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.14           Entire Agreement.  This Agreement (including the Exhibits, the Schedules, the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Non-Disclosure Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.  No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

Section 9.15           Obligation of Parent.  Notwithstanding anything to the contrary in this Agreement, whenever this Agreement requires Purchaser or Surviving Corporation to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Purchaser or Surviving Corporation to take such action and a guarantee of performance thereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of Parent, Purchaser, and the Company has executed or has caused this Agreement to be executed by its duly authorized officer as of the date first written above.

PETTERS GROUP WORLDWIDE, LLC

By:	/s/ THOMAS J. PETTERS
Name: Thomas J. Petters
Title: Chairman

PETTERS CONSUMER BRANDS, LLC

By:	/s/ THOMAS J. PETTERS
Name: Thomas J. Petters
Title: Chairman

POLAROID HOLDING COMPANY

By:	/s/ J. MICHAEL POCOCK
Name: J. Michael Pocock
Title: President and Chief Executive Officer

EXHIBIT A

Form of Voting Agreement

EXHIBIT B-1

First Escrow Agreement

EXHIBIT B-2

Second Escrow Agreement

EXHIBIT C

Form of Press Release